As Filed With the Securities and Exchange Commission on September 5, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  FORM 10-SB/A

                                (AMENDMENT NO. 3)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                        DEERBROOK PUBLISHING GROUP, INC.
                 (Name of Small Business Issuer in Its Charter)


          Nevada                                                  86-0960464
-------------------------------                              -------------------
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)


12919 S.W. Freeway, Suite 170, Stafford, Texas                      77477
----------------------------------------------                    ----------
  (Address of Principal Executive Offices)                        (Zip Code)


                                 (281) 494-4734
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

                                      None
                    -----------------------------------------
                    (Title of Each Class to be so Registered)


           Securities to be registered under Section 12(g) of the Act:


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                                (Title of Class)

                        DEERBROOK PUBLISHING GROUP, INC.
                                  FORM 10-SB/A

                                (AMENDMENT NO. 3)

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
PART I


ITEM 1. DESCRIPTION OF BUSINESS ..........................................    1
          General ........................................................    1
          Risk Factors ...................................................    1
          Art Industry Overview ..........................................   11
          Strategy .......................................................   11
          Products and Services ..........................................   12
          Customers ......................................................   13
          Marketing and Promotion ........................................   14
          Customer Service and Order Fulfillment .........................   14
          Infrastructure and Technology ..................................   15
          Competition ....................................................   15
          Intellectual Property ..........................................   15
          Government Regulation ..........................................   15
          Insurance ......................................................   16
          Employees ......................................................   16

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS .............................   17
          Selected Financial Data ........................................   17
          Management's Discussion and Analysis of Financial Condition
           and Results of Operations .....................................   18

ITEM 3. DESCRIPTION OF PROPERTY ..........................................   20
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ...   21
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS .....   22
ITEM 6. EXECUTIVE COMPENSATION ...........................................   23
          1999 Incentive Stock Plan ......................................   23
          Directors' Compensation ........................................   24
          Employment Agreements ..........................................   24

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ...................   24
ITEM 8. DESCRIPTION OF SECURITIES ........................................   25
          General ........................................................   25
          Common Stock ...................................................   25
          Preferred Stock ................................................   25
          Warrants and Options ...........................................   25
          Anti-Takeover Effects of Our Articles of Incorporation
           and Bylaws ....................................................   26
          Transfer Agent and Registrar ...................................   26

PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND OTHER SHAREHOLDER MATTERS ................   27
     ITEM 2. LEGAL PROCEEDINGS ...........................................   27
     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ...............   27
     ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES .....................   28

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     ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS ...................   31

PART F/S .................................................................   31

PART III

     ITEM 1. INDEX TO EXHIBITS ...........................................   32
     ITEM 2. DESCRIPTION OF EXHIBITS .....................................   32

SIGNATURES ...............................................................   33

                                           ----------------------------

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


         THE STATEMENTS CONTAINED IN THIS REPORT ON FORM 10-SB THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING OUR "EXPECTATIONS," "ANTICIPATION," "INTENTIONS," "BELIEFS," OR "STRATEGIES" REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS ALSO INCLUDE STATEMENTS REGARDING REVENUE, MARGINS, EXPENSES, AND EARNINGS ANALYSIS FOR FISCAL 2000 AND THEREAFTER; FUTURE PRODUCTS OR PRODUCT DEVELOPMENT; OUR PRODUCT DEVELOPMENT STRATEGIES, PARTICULARLY AS THEY RELATE TO THE INTERNET; POTENTIAL ACQUISITIONS OR STRATEGIC ALLIANCES; AND LIQUIDITY AND ANTICIPATED CASH NEEDS AND AVAILABILITY. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE FILING DATE OF THIS REPORT, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE THE FACTORS DISCUSSED IN PART I, ITEM 1, "DESCRIPTION OF BUSINESS - RISK FACTORS."

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         Deerbrook Publishing Group, Inc. is an Internet-based provider of custom original artwork, prints, collectibles, and home decor accessories. We design, create, publish, market, and distribute fine art, collectibles, and home decor products. In September 1999, we launched Artup.com, which is an Internet portal site intended to serve as an e-commerce enabled Internet art destination to bring together artists, collectors, galleries, and distributors. From August 1998 until December 31, 1999, we provided custom lithography, serigraphy, etching, and monoprinting services to artists and publishers. We discontinued those operations effective December 31, 1999, to concentrate our efforts on our Internet-based initiatives.

         We currently maintain our principal executive offices at 12919 S.W. Freeway, Suite 170, Stafford, Texas 77477, and our telephone number is (281) 494-4734. All references to our business operations include the operations of Deerbrook Publishing Group, Inc., our subsidiaries, operating divisions, and predecessor entities. We have filed this registration statement on Form 10-SB in order to become a reporting company under the Securities Exchange Act of 1934, so that our stock will qualify for trading on the NASD OTC Bulletin Board. Although we have become a reporting company under the Exchange Act, our stock will not qualify for trading on the OTC Bulletin Board until the SEC staff completes its review of our filings and we comply with the other requirements for trading on the OTC Bulletin Board.



RISK FACTORS

         You should carefully consider the following risk factors, in addition to those discussed elsewhere in this Report, in evaluating our business.

WE WILL NEED ADDITIONAL CAPITAL TO EXPAND OUR BUSINESS.

         We historically have secured financing for operations, the acquisition of additional inventory and equipment, and the development of our Internet operations through private placements of equity securities and from loans. As of December 31, 1999, we had outstanding short-term liabilities and capital lease obligations totaling $880,630. We have incurred significant losses since inception and will be required to seek additional equity or debt financing to further develop our Internet operations, to finance future acquisitions or develop new product lines, or to provide funds to take advantage of other business opportunities. The timing and amount of any such capital requirements cannot be predicted at this time. We have from time to time encountered difficulties in obtaining adequate financing on acceptable terms and there can be no assurance that such financing will be available on acceptable terms in the future. If such financing is not available in sufficient amounts or on satisfactory terms, we may be unable to repay creditors or to continue as a going concern. Our inability to obtain adequate financing on a timely basis also could adversely affect our operating results, may require us to restructure our business and operations, and could significantly interfere with our efforts to expand our business at the desired rate. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to our existing stockholders.

WE HAVE EXPERIENCED LOSSES FROM OPERATIONS, OUR AUDITORS' REPORT ON OUR FINANCIAL STATEMENTS IS QUALIFIED WITH RESPECT TO OUR ABILITY TO CONTINUE AS A GOING CONCERN, AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

         We have incurred operating losses since inception, and reported a net loss of approximately $1,345,000 for the year ended September 30, 1999 and $1,422,000 for the three months ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of approximately $3,055,000. Losses incurred during fiscal 1999 and the first three months of fiscal 2000 are attributable primarily to expenses we incurred to develop, enhance, manage, monitor, and operate the Artup.com Web site. We cannot assure you that we will generate sufficient operating revenue, expand sales of our products and services, or control our costs sufficiently to achieve or sustain profitability. Our financial statements for the year ended September 30, 1999, and the first three months of fiscal 2000 have been prepared assuming that we will continue as a going concern.. The report by our independent public accountants on our

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
financial statements for the year ended September 30, 1999 states that the significant losses and our working capital deficiency as of that date make our ability to continue as a going concern uncertain. Our financial statements for the year ended September 30, 1999 and the first three months of fiscal 2000 do not include any adjustments relating to the realization of assets and the satisfaction of liabilities that might result in the event that we become unable to continue as a going concern.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE OUR POTENTIAL FOR FUTURE SUCCESS.

         Our company was incorporated in March 1997 and we did not commence active business operations in the fine arts industry until August 1998. From August 1998 until December 31, 1999, we derived our revenue primarily from providing printing and publishing services to artists and publishers. We launched our Artup.com Web site in September 1999, but we have not had sufficient capital to operate our Web site on a regular basis since January 1, 2000. We discontinued our printing and publishing operations effective December 31, 1999. Our future success will depend upon the success of our Artup.com Web site, which has been operational only intermittently since September 1999. Accordingly, we have a limited operating history, especially on the Internet, and limited historical financial information upon which you can evaluate our existing business and our potential for future success. We face numerous risks, expenses, delays, and uncertainties associated with establishing a new business, especially in the new and rapidly evolving Internet market. Some of these risks and uncertainties relate to our ability to

          *    develop brand awareness and brand loyalty,

          *    increase traffic to Artup.com;

          *    increase customer acceptance of our products and services,

          *    develop and renew strategic relationships,

          *    obtain   access  to  new  product  and   service   offerings   or
               distribution channels,

          * anticipate and adapt to the changing market for Internet services and electronic commerce,

          * continue to upgrade and enhance our systems to accommodate expanded service offerings and increased consumer traffic,

          * provide or contract for satisfactory customer service and order fulfillment, and

          *    integrate any acquired businesses, technologies, and services.

         We may not be successful in addressing these risks and uncertainties. The failure to do so would materially and adversely affect our business.

         As a result of our limited operating history, our plan for rapid growth, and the increasingly competitive nature of the markets in which we compete, our historical financial data are of limited value in anticipating future operating expenses. Our planned expense levels will be based in part on our expectations concerning future revenue, which is difficult to forecast accurately based on our stage of development. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Further, business development and marketing expenses may increase significantly as we expand operations. To the extent that these expenses precede or are not rapidly followed by a corresponding increase in revenue, our business, operating results, and financial condition may be materially and adversely affected.

WE DEPEND ON KEY MANAGEMENT AND OTHER PERSONNEL.

         We depend upon the expertise and business connections of our executive officers and directors, particularly Mark L. Eaker, our President and Chief Executive Officer. Our future success also will depend upon our ability to

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
attract and retain qualified personnel. The loss of Mr. Eaker's services, or our inability to attract and retain qualified personnel in the future, could have a material adverse effect on our business.

FAILURE OF THE ARTUP.COM CONCEPT TO DEVELOP AS AN E-COMMERCE SOLUTION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Visitors to Artup.com may decide not to make online purchases in the future if we do not provide a convenient, economical, and secure shopping experience or do not offer the products and services they seek. Our existing galleries may not continue to use our network, and we may not be able to attract new galleries, if online sales are lower than anticipated. The failure of Artup.com to develop as a viable e-commerce solution could have a material adverse effect on our business.

WE MAY NOT BE COMPETITIVE IF WE FAIL TO ENHANCE OUR PRODUCT AND SERVICE OFFERINGS AND DISTRIBUTION CHANNELS.

         The failure to develop or acquire new or enhanced products, services, distribution channels, and online features and functions could have a material adverse effect on our business. To become competitive, we must

          * expand our product and service offerings and develop or acquire new distribution channels,

          * enhance our offerings of art-related news, information, and features,

          * enhance the ease of use, responsiveness, functionality, and features of our Artup.com network,

          *    attract and retain additional members of our network, and

          * improve the consumer purchasing experience on our network of Web sites.

         These efforts may require us to develop or license increasingly complex technologies. We may not be successful in developing or introducing new products, services, distribution channels, and online features and functions and the products, services, channels, features, and functions that we develop may not result in increased revenue. We also may not be able to develop, acquire, or enter into alliances for Web sites designed to attract consumers and suppliers of art-related products and services to our network.

         Developing, launching, and promoting new product and service offerings or expanding into new markets will require us to make significant investments of financial, management, and operational resources. These efforts also could strain our ability to support our existing business and product and service offerings or to provide an enjoyable online experience to visitors to our network. Our business could be materially and adversely affected if we fail to achieve these goals.

CHANGES IN ECONOMIC CONDITIONS AND CONSUMER SPENDING MAY ADVERSELY AFFECT OUR BUSINESS.

         The fine arts industry is subject to cyclical variations. Retail collectors and consumers consider fine art to be a luxury item and purchase art only if they have discretionary funds available. As a result, such purchases tend to decline during periods of national or regional economic recession and may also decline at other times. Declines in consumer confidence levels, even if prevailing economic conditions are favorable, can also adversely affect consumer spending on luxury goods. Our success depends in part upon a number of economic factors relating to discretionary consumer spending, including employment rates, business conditions, future economic prospects, interest rates, and tax rates. In addition, our business is sensitive to consumer spending patterns and preferences. Shifts in consumer discretionary spending away from art products, as well as general declines in consumer spending, could have a material adverse effect on our business.

WE MAY INCUR SIGNIFICANT EXPENSES IN AN UNSUCCESSFUL ATTEMPT TO PROMOTE AND MAINTAIN RECOGNITION OF THE ARTUP.COM BRAND.

         Our success depends in part on our ability to build the brand identity of Artup.com and increase traffic to our network. We believe that the importance of brand recognition will increase due to the growing number of art-related

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Internet sites and the  relatively low barriers to entering this market.  We may incur significant  marketing costs in our effort to create and maintain a strong
brand  identity  among  artists,   galleries,   distributors,   and  retail  art
purchasers.   Our  business  could  be  adversely   affected  if  any  of  these
constituencies identifies the "Artup.com" name with any company other than ours. We will require significant additional capital to build our brand identity, distinguish the Artup.com network, and successfully grow our business. Our business, operating results, and financial condition could be materially and adversely affected if we cannot obtain sufficient capital for these purposes or if we incur excessive expenses in an unsuccessful attempt to promote and maintain recognition of the Artup.com brand.

INCREASED USE OF THE INTERNET WILL BE CRITICAL TO OUR SUCCESS.

         Our current business plan and future success depend to a significant extent on the continued growth in Internet use. Use of the Internet as a commercial marketplace is relatively new and is rapidly evolving. Demand for and market acceptance of products and services offered over the Internet remain uncertain. We cannot predict whether a large enough number of galleries and art purchasers will shift from traditional to online activities. Many factors may inhibit Internet usage, including our ability to accurately reproduce artistic works online, poor Internet access, unreliable performance, and security and privacy concerns. Our business would be adversely affected if Internet usage does not continue to grow.

OUR FAILURE TO DEVELOP AND MAINTAIN AN EFFECTIVE SALES AND MARKETING FORCE COULD ADVERSELY AFFECT OUR BUSINESS.

         We currently do not employ an experienced sales and marketing team, other than our senior management. Establishing our sales and marketing team will involve a number of risks, including the following:

          * we have not previously employed dedicated sales and marketing personnel,

          * we may not have adequate financial and marketing resources to establish such a team,

          * we may be unable to hire, retain, integrate, and motivate sales and marketing personnel and their support staff, and

          * new sales and marketing personnel may require a substantial period of time to become productive.

OUR FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD IMPAIR OUR BUSINESS.

         Our failure to manage our growth effectively could have a material adverse effect on our business, operating results, and financial condition. In order to manage our growth, we must take various steps, including the following:

          *    arrange necessary capital to expand our facilities and equipment,

          * obtain products and services from third parties on a timely basis, and

          *    successfully  hire,  train,   retain,  and  motivate   additional
               employees.

         We anticipate that our future growth in our operations will place a significant strain on our management systems and resources. We will be required to increase staffing and other expenses as well as make expenditures on capital equipment to attempt to meet the anticipated demand of our customers. Sales of fine art and art-related products are subject to changing consumer tastes. We may increase our expenditures in anticipation of future orders that do not materialize, which would adversely affect our profitability. Demand for unexpectedly popular products or services may increase orders on short notice, which would place an excessive short-term burden on our resources.

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
WE MAY BE UNABLE TO IDENTIFY OR SUCCESSFULLY INTEGRATE POTENTIAL ACQUISITIONS.

         We may wish to acquire complementary businesses, products, services, or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

          * difficulties related to integrating the operations and personnel of acquired companies,

          *    the  additional   financial   resources   required  to  fund  the
               operations of acquired companies,

          *    the potential disruption of our business,

          * our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product and service offerings,

          *    the  difficulty  of  maintaining  uniform  standards,   controls,
               procedures, and policies;

          *    the potential loss of key employees of acquired companies,

          * the impairment of employee and customer relationships as a result of changes in management, and

          *    the   incurrence   of   significant   expenses  in   consummating
               acquisitions.

WE MAY NOT BE ABLE TO ADAPT TO RAPIDLY CHANGING TECHNOLOGIES OR WE MAY INCUR SIGNIFICANT COSTS IN DOING SO.

         The Internet is characterized by rapidly changing technologies, evolving industry standards, frequent new service introductions, and changing customer demands. As a result of the rapidly changing nature of the Internet environment, we may be subject to risks, now and in the future, of which we are not currently aware. To be successful, we must adapt to our rapidly evolving market by continually enhancing our network of Web sites and introducing new products and services to address our users' changing demands. We may use new technologies ineffectively or we may fail to adapt our network, transaction-processing systems, and infrastructure to meet customer requirements, competitive pressures, or emerging industry standards. We could incur substantial costs if we need to modify our services or infrastructure. Our business could be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

WE MAY BE UNABLE TO SUPPORT INCREASED VOLUME ON OUR WEB SITE.

         Although we believe that IIS has sufficient capacity to handle our current and anticipated volume of traffic, unexpected growth in the number of users accessing our Web site may strain or exceed the capacity of the computer systems of our Internet hosting service and lead to impaired performance or system failures. The current systems of our Internet hosting service may be inadequate to accommodate rapid traffic growth on our network. If this occurs, customer service and satisfaction may suffer, which could lead to dissatisfied users, reduced traffic, and an adverse impact on our business. If traffic to our Web site increases faster than we or IIS anticipate, the failure to upgrade our Web site technology and network infrastructure within a reasonable period of time could have a material adverse effect on our business, operating results, and financial condition.

WE FACE INTENSE COMPETITION.

         The fine art market is highly competitive. There are several large companies providing products and services similar to ours, some of which have greater market recognition and greater financial resources. We believe that Art.com, Guild.com, Artnet.com, Barewalls.com, and NextMonet.com represent our primary competitors for the Internet sale of fine arts products.

         Larger, well-established and well-financed companies may enter the art industry in an effort to consolidate smaller businesses and to provide online and offline services that compete with our business. Certain of our competitors

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
may be able to secure merchandise from manufacturers exclusively or on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies, and devote substantially more resources to Web site and systems development than we can. Increased competition may result in reduced operating margins, loss of market share, and a diminished brand franchise. New technologies and the expansion of existing technologies may increase the competitive pressures on us.

         Our ability to compete successfully depends on a number of factors both within and outside our control, including the following:

          * the quality, features, diversity, and prices of our products and services,

          *    our ability to generate  traffic to our Artup.com  network and to
               develop   an   online   community   that   attracts    galleries,
               distributors, artists, and consumers,

          *    our  ability to obtain  new  product  and  service  offerings  or
               distribution    channels   through    strategic    alliances   or
               acquisitions,

          *    our ability to develop and maintain effective marketing programs,

          *    the quality of our customer service,

          * our ability to recognize industry trends and anticipate shifts in consumer demands,

          * the public recognition of our existing artists and our ability to continue to attract new and upcoming artists,

          *    the continued popularity of fine art products,

          *    product introductions by our competitors,

          * the number, nature, and success of our competitors in a given market, and

          *    general market conditions.

Because these factors change rapidly, customer demand also can shift quickly. We could experience a material adverse effect on our business, operating results, and financial condition if we are unable to respond quickly to market changes or a slowdown in demand for the products we sell and services we provide.

SERVICE FAILURES OR INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

         Any sustained or repeated failure or interruption in our computer systems or the computer systems or equipment of our Internet hosting service would reduce the appeal of our Web site to customers, galleries, and other users. Unanticipated problems affecting these systems may cause interruptions in our services. Interruptions or failures could result if we fail to maintain our systems, our Internet hosting service fails to maintain its computer systems and equipment in effective working order, or if telecommunications providers fail to provide the capacity we require. Our Internet hosting service also must protect its computer systems against damage from fire, power loss, water, vandalism and other malicious acts, and similar unexpected adverse events. In addition, our users depend on telecommunications providers, Internet service providers, and network administrators for access to our Web site. The systems and equipment of our Internet hosting service could experience outages, delays, and other difficulties as a result of system failures unrelated to its systems. Any damage, interruption, or failure that interrupts or delays our operations could cause users to stop using our services and have a material adverse effect on our business.

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
OUR NETWORK MAY BE ADVERSELY AFFECTED BY UNKNOWN SOFTWARE DEFECTS.

         Our network depends on complex software developed for us by a third party. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance, or divert our development resources, any of which could materially and adversely affect our business.

FAILURE OF OUR ONLINE SECURITY MEASURES COULD ADVERSELY AFFECT OUR BUSINESS.

         As with any computer network, our network is vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We expect that these problems will occur from time to time. Security breaches and inadvertent transmissions of computer viruses could expose us to litigation or to a material risk of loss, which could have a material adverse effect on our business.

         We rely on  technology  licensed  from third  parties  to  provide  the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Unauthorized persons may be able to compromise or breach the algorithms that we use to protect our consumers, transaction data, or software, to misappropriate proprietary information, or to cause interruptions in our operations. We may be required to invest a significant amount of money and other resources to protect against security breaches or to alleviate problems caused by any breaches that do occur. Any well-publicized compromise of security could deter use of the Internet in general or use of our network to conduct commercial transactions.

WE HAVE LIMITED PROTECTION OF OUR INTELLECTUAL PROPERTY, AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR RIGHTS.

         Our performance and ability to compete will depend on consumer and art industry recognition of the "Artup" brand, the quality of our internally developed content, and software technology. We rely upon intellectual property and related laws to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. Our failure to adequately protect our intellectual property could materially and adversely affect our business, operating results, and financial position.

         Our business and ability to compete will depend to a significant degree on the value of our various tradenames and marks, as well as our proprietary technology and other rights that we own or that we license from third parties. Our competitors or others may adopt product or service names similar to our service marks or trademarks, which could impede our ability to build brand identity and could lead to customer confusion. We have not applied for registration of our trademarks or service marks in the United States or any other country. We may not be able to obtain effective trademark, service mark, copyright, and trade secret protection in the United States or other countries in which our products and services are made available online. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

         We rely on a combination of trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We may receive notices from third parties that claim our software or other aspects of our business that we own or have the right to use infringe their rights. Any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business, financial condition, and results of operations. These royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of our management's attention and our other resources, which could have a material adverse effect on our business, financial condition, and results of operations.

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WE MAY BE UNABLE TO ACQUIRE OR MAINTAIN THE NECESSARY WEB DOMAIN NAMES.

         We currently hold several Web domain names, including "Artup.com" and "kidspaint.com." The acquisition of similar domain names by third parties could create confusion that diverts traffic to other Web sites, which could adversely affect our business. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Internet regulatory bodies may establish additional top-level domains, appoint new or additional domain name registrars, or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our proprietary rights.

LEGAL UNCERTAINTIES SURROUND THE DEVELOPMENT OF THE INTERNET.

         There currently are few laws or regulations that specifically regulate communications or commerce on the Internet. However, federal, state, or foreign governments may adopt laws and regulations in the future to address issues such as

          *    user privacy,

          *    pricing issues,

          *    the characteristics and quality of products and services,

          *    access charges,

          *    consumer protection issues,

          *    cross-border commerce, and

          *    transmission of certain types of information over the Internet.

Regulation of these and other issues could increase the cost of transmitting data over the Internet. We cannot be certain how existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, personal privacy, and export or import matters will apply to the Internet. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues presented by the Internet and related technologies. Those laws that do reference the Internet have not yet been interpreted by the courts and their applicability and reach are therefore uncertain. Any new laws or regulations relating to the Internet could adversely affect our business.

OUR SALES  COULD  DECREASE  IF WE BECOME  SUBJECT TO  ADDITIONAL  SALES OR OTHER
TAXES.

         Our sales and operating results could be adversely affected if one or more states or foreign countries successfully assert that we should collect sales or other taxes on the sale of our products over the Internet. We currently do not collect sales or other similar taxes for physical shipments of goods into states other than those in which we operate. One or more local, state, or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operations in other states or countries outside those in which we operate could subject us to sales taxes under current or future laws. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce until October 21, 2001. This tax moratorium does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting existing taxes that are due under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our sites could harm our business. In addition, a number of trade groups and government entities have publicly stated their objections to this tax moratorium and have argued for its repeal. The Federal Advisory Commission on electronic commerce is in the process of evaluating these issues. Future laws may impose taxes or other regulations on Internet commerce. The three-year moratorium may be repealed, or the moratorium may not be renewed when it expires. Any of these events could substantially impair the growth of electronic commerce.

         If we become obligated to collect sales taxes, we will need to update the system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades would increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us if they have to pay sales tax. As a result, we may need to lower prices to retain these customers.

WE COULD BE SUBJECT TO LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITES.

         We may be subjected to claims for obscenity, defamation, negligence, copyright, or trademark infringement or claims based on other theories relating to the information or reproductions of artwork we publish on our Web sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We also could be subjected to claims based upon the content that is accessible from our network through links to other Web sites. We currently do not maintain insurance to protect us against these types of claims.

RIGHTS TO ACQUIRE SHARES OF COMMON STOCK WILL RESULT IN DILUTION TO OTHER HOLDERS OF COMMON STOCK.

         As of May 31, 2000, warrants to acquire a total of 600,000 shares of our common stock at an exercise price of $.01 per share were outstanding. The number of warrants will increase to 1,200,000 if our common stock is trading for $5.00 or less per share on October 26, 2000. If our common stock is trading for more than $5.00 but less than $10.00 per share on October 26, 2000, the number of warrants will increase to 900,000. In addition, in 1999 we issued warrants in connection with an employment agreement and in the second quarter of fiscal 2000 we issued warrants and options to acquire an additional 300,000 shares of common stock. We also have reserved 2,000,000 shares of common stock for issuance upon exercise of stock options or other awards that may be granted under our 1999 Incentive Stock Plan. Holders of these options and warrants will have the opportunity to profit from an increase in the market price of our common stock, with resulting dilution in the interests of holders of our common stock. The existence of these stock options and warrants could adversely affect the terms on which we can obtain additional financing, and the option and warrant holders can be expected to exercise these options and warrants at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of our common stock on terms more favorable to us than those provided by the exercise of these options and warrants.

OUR STOCK IS THINLY TRADED AND MAY EXPERIENCE PRICE VOLATILITY.

         Our common stock currently is quoted in the National Quotation Bureau's "Pink Sheets." The trading volume of our common stock historically has been limited, and there can be no assurance that an active public market for our common stock will be developed or sustained. The trading price of our common stock in the past has been, and in the future could be, subject to wide fluctuations. See Part II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters." These fluctuations may be caused by a variety of factors, including the following:

          *    quarterly variations in our operating results;

          * actual or anticipated announcements of new products or services by us or our competitors;

          *    changes in analysts' estimates of our financial performance;

          *    general conditions in the markets in which we compete; and

          *    worldwide economic and financial conditions.

         The stock market in general also has experienced extreme price and volume fluctuations that have particularly affected the market prices for many rapidly expanding companies and often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of our common stock.

"PENNY STOCK" RULES MAY MAKE BUYING OR SELLING COMMON STOCK DIFFICULT.

         Our common stock is subject to the "penny stock" rules as promulgated under the Securities Exchange Act of 1934. These rules require any broker or dealer engaging in a transaction in our common stock will be required to provide each customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Certain brokers and dealers are less willing to engage in transactions involving "penny stocks" as a result of the additional disclosure requirements described above, which may make it more difficult for holders of our common stock to dispose of their shares.

SALES OF LARGE NUMBERS OF SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

         Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, are likely to have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of equity securities. Of the 9,490,547 shares of common stock outstanding as of May 31, 2000, a total of 4,886,524 shares are eligible for resale in the public market without restriction unless held by an "affiliate" of our company, as that term is defined under applicable securities laws. The 4,460,023 remaining shares of common stock currently outstanding are "restricted securities," as that term is defined in Rule 144 under the securities laws, and may be sold only in compliance with Rule 144, pursuant to registration under the securities laws, or pursuant to an exemption from the securities laws. Affiliates also are subject to certain of the resale limitations of Rule 144. Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us or an affiliate of ours may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of our then-outstanding common stock or, if the shares are quoted on a stock exchange or Nasdaq, the average weekly trading volume for the four weeks prior to the proposed sale of such shares. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about our company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from us or from an affiliate of ours is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

WE DO NOT PLAN TO PAY CASH DIVIDENDS.

         We have never paid any cash dividends on our common stock and do not currently anticipate that we will pay dividends in the foreseeable future. Instead, we intend to apply earnings to the expansion and development of our business.

CHANGE IN CONTROL PROVISIONS MAY ADVERSELY AFFECT EXISTING STOCKHOLDERS.

         Our articles of incorporation and Nevada law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when those attempts may be in the best interests of our shareholders. Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of our common stock.

OUR ACTUAL RESULTS MAY DIFFER FROM THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT.


         Certain statements and information contained in this Report concerning our future, proposed, and anticipated activities, certain trends with respect to our revenue, operating results, capital resources, and liquidity, or with respect to the markets in which we compete or the fine arts industry in general, and other statements contained in this Report regarding matters that are not historical facts are forward-looking statements, as that term is defined in applicable securities laws. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under this
Part 1, Item 1, "Description of Business - Risk Factors." The safe harbor with respect to forward-looking statements that is provided by federal securities laws will not apply to forward-looking statements in this Report.

ART INDUSTRY OVERVIEW

         The fine arts products, collectibles, and home decor market is a multi-billion dollar industry that includes products such as original and reproduction artwork, frames, and statuary. We believe that key drivers of growth in this market include an increase in the number of residents in the United States who own their homes and an accompanying trend towards enhancing the home environment. According to the U.S. Census Bureau, the number of owner-occupied housing units in the United States has increased throughout the 1990s. In addition, the U.S. Census Bureau predicts that the number of households will increase through 2010. In addition, we believe that disposable income is a key economic indicator for the future potential of the art industry. A recent report from the Bureau of Economic Analysis indicates that real disposable personal income in the United States increased in 1997, 1998, and the first three quarters of 1999. We believe that these statistics, and other similar government reports, indicate a favorable environment for the long-term potential of the art market.

         Fine arts products are sold primarily through art galleries, specialty gift stores, department stores, catalog retailers, and Internet services. Due to the highly fragmented nature of the industry, and because many dealers and smaller auction firms do not publicly report annual sales totals, we are not able to precisely measure the fine art market.

         The Internet is an increasingly significant medium for the sale of all types of consumer goods, including fine art. Forrester Research estimates that by the end of 1999, 17 million U.S. households will be shopping online, with online retail sales expected to top $20.2 billion. Forrester Research predicts that by 2004, 49 million U.S. households will shop online, spending $184 billion. The auction segment of this e-commerce boom is also expected to grow at breakneck speed, with Forrester Research predicting that Internet auction sales will grow from $1.4 billion in 1998 to $19 billion in 2003. We believe that the art industry can take particular advantage of the many unique features and functions offered by the Internet.

STRATEGY

         Our strategy is to establish and enhance our position as a provider of fine art products and services to artists, galleries, and studios, as well as consumers and collectors. Key elements of our strategy include the following:

          * PROVIDE A WIDE RANGE OF ARTWORK FROM A VARIETY OF ARTISTS. We believe that offering access to and providing distribution channels for a wide variety of desirable artwork will enable us to expand our business and sources of revenue. We also seek to develop relationships with established as well as new and emerging artists in order to expand our access to a broad range of artistic works that appeal to consumers. We will purchase these artists' works for resale to individuals, galleries, wholesale distributors, or other sellers of fine art. We seek to provide art images in different print forms and at varying price levels in order to appeal to a wide range of collectors and consumers. We also have designed and are continuing to develop our Artup.com network to provide an innovative distribution channel for the galleries, distributors, and artists that are part of the network.

          * EXPAND STRATEGIC BUSINESS RELATIONSHIPS TO ENHANCE PRODUCT LINES AND AUDIENCE REACH. We plan to seek out and develop co-branding opportunities that deliver benefits to both our company and our

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

               business partners. We are developing our industry relationships with various galleries, artists, and distributors to provide us with opportunities to expand our access to artistic content, our product offerings, and our customer base, especially as these relate to our Artup.com network. Establishing affiliates and partnerships within the art industry, including galleries and artists, will be a key to establishing Artup.com users, online inventory, and revenue streams.

          * ENSURE A USER-FRIENDLY WEB SITE. In developing the Artup.com Web site, we have expended substantial time and resources to ensure that the site is easy to navigate and provides outstanding images and information. We intend to continue these efforts as we expand and refine our Web site. Artup.com offers a community network environment that welcomes newcomers with an inviting and easy to use interface and encourages repeat visits and purchases.

          * PURSUE STRATEGIC ACQUISITIONS. We believe that significant consolidation opportunities exist in the highly fragmented fine art industry. In evaluating acquisition candidates, we will focus on companies that we believe will benefit from our industry relationships and will provide us with expanded product or service offerings, productivity gains, and enhanced levels of service. We intend to seek acquisitions that will enable us to offer products, services, or distribution channels that complement or enhance our existing business, establish additional product lines, provide us with access to additional artistic content, and increase our ability to serve the needs of artists, galleries, and consumers.

PRODUCTS AND SERVICES

ARTUP.COM

         We intend to develop Artup.com as an Internet portal and an e-commerce enabled Internet art destination that will bring together artists, collectors, galleries, and distributors. We have designed Artup.com to create a place that people with different levels of interests in art can visit to learn about art, develop their artistic tastes, round out a collection with a hard-to-find limited edition print, or establish and foster relationships with others in the art industry.

         Artup.com will provide an online and offline network of product and service offerings that enable collectors and art professionals to find art, art-related services, art-related news and information, and art events at no cost. Our network offerings will include the following:

          * ARTUP.COM - The Artup.com Web site is the flagship of our Internet network. Artup.com is a public site that is open to individual collectors as well as members of the art industry. The site sells and auctions limited edition prints, original works of art, prints, and posters.. Artwork is available from Artup.com as well as from co-branded galleries appearing on the Artup.com Web site. Potential purchasers can view a picture of the artwork and obtain the particulars about the piece, including the artist, media, dimensions, and price. All artwork available for sale on the network, whether owned by Artup.com or a co-branded gallery within the network, is available for purchase through the main Artup.com site. We plan to enhance this site by offering links to content-oriented sites containing biographies and information on artists, publishers, distributors, galleries, and collectors. We plan to integrate all of the sites within the network and to link artists' biographies to associated artwork offered through the Artup.com network.

          * TEMPLATES - We offer co-branded locations on the Artup.com site that enable galleries, publishers, and artists to create their own Web sites by using templates that we provide free of charge. Once the gallery, publisher, or artist completes the template, the co-branded site carries the Artup.com logo as well as the logo of the gallery, publisher, or artist who wishes to offer works through the Artup.com network. These online galleries have the same functionality as the main Artup.com site, but display only the artwork offered by the co-branded gallery. Thus, our templates allow a gallery to easily establish and maintain a Web presence and each gallery can benefit from the traffic generated by Artup.com as well as by the other galleries within the network. We designed these co-branded arrangements to benefit all


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

               parties: the branded gallery, artist, or publisher gains greater exposure and distribution; their customers enjoy greater selection and one-stop shopping; and we believe that Artup.com will reach a critical mass of commerce faster.

*             AUCTIONS - We offer  auction  services to our buyers and  sellers.
              The art items currently auctioned are offered by us or our co-branded galleries. Only galleries and artists may offer items for auction through our Web site. We display the artwork, artist name, media, size, current bid price, bid increment, and the date and time on which bidding will close. Our users can submit bids online and monitor the status of an auction 24 hours per day, seven days a week. We handle the actual sale of the item, and we collect a 15% commission on all auction sales.

         We recognize revenue attributable to our Web site when we receive payment of the purchase price. If we sell a piece of art owned by a co-branded gallery, we purchase the piece from that gallery. The gallery ships the art to us, and we ship it to the buyer. We then pay the gallery for that piece. The price we pay the gallery is the purchase price paid by the buyer minus a percentage we withhold for arranging for the sale. We recognize the full purchase price of the artwork as revenue whether we or a co-branded gallery owned the artwork.

         Artup.com uses standard Web development technology to create an exciting art community that is fully e-commerce enabled. We have designed our Web site for intuitive navigation and rapid page uploads. Our criteria for the Artup.com site include simplicity and fast performance. Future technologies we plan to implement include the following:

          * PANORAMIC TECHNOLOGY - will permit the prospective buyer to pan 360 degrees around three-dimensional sculptures;

          * PRODUCT DETAIL VIEWING - will allow prospective buyers to "zoom" into an art object photo to view detail and texture, without distorting the image;

          * E-MAIL "PUSH" TECHNOLOGY - will automatically notify a database of online subscribers via e-mail about upcoming auctions, art exhibits, and other events; and

          * FLASH TECHNOLOGY - will use streaming animation and sound to create a dramatic presence on the Internet.

         Future plans for Artup.com include expanding the network of co-branded galleries and adding other art-related services. Those additional services may include art appraisal, insurance, and restoration and repair as well as links to other luxury product sites.

CUSTOMERS

         The target market for our retail Internet products consists of consumers with greater than average disposable income who possess a willingness to buy artistic and collectible products online. In 1998, 74% of online U.S. retail sales were to households with more than $50,000 of income, according to Forrester Research. We believe that an even larger percentage of retail art sales will come from households with more than $50,000 of income. In many cases, we anticipate that our customers will have recently purchased a new home and will be searching for decorator items or artwork to beautify their homes. We also expect to attract art collectors who primarily seek and collect the work of one or two artists.

         In addition to the consumer market, Artup.com plans to provide a business-to-business trade market. We plan to target artists and gallery owners who make their living creating, buying, and selling art. We also plan to leverage our current industry relationships to establish our initial customer base. We also intend to develop business-to-business customers from the artists and galleries that utilize our co-branded Web services.

         For the year ended September 30, 1999, one customer represented approximately 20% of our sales and another customer represented approximately 17% of our sales. These were customers of our printing and publishing operations, which we discontinued as of December 31, 1999. We currently do not anticipate that any one customer will represent 10% or more of our total revenue in the future.

MARKETING AND PROMOTION

         Our marketing strategy for Artup.com is to aggressively build the Artup.com brand name, increase consumer traffic to our Web site, and add new customers through a variety of marketing techniques, including increased use of our co-branding strategy as well as through increased expenditures in both Internet and offline media.

CO-BRANDING

         We plan to increase the number of co-branded galleries appearing on our network in order to provide marketing and cross-promotional opportunities, increase brand recognition of the Artup.com network, and build traffic on our network. We used our database to distribute information about the Artup.com network to galleries and have currently identified approximately 1,000 galleries to target as potential users of our co-branding approach. As of May 31, 2000, approximately 200 galleries have indicated an interest in co-branding with Artup.com. The addition of even a small percentage of these galleries to our network would significantly increase the number and variety of artwork available through Artup.com. If we are able to obtain adequate financing, we anticipate that we will be able to add approximately 100 galleries per month to our network. We base this estimate on the responses of the 200 galleries that have expressed an interest in co-branding with Artup.com. In order to add new galleries at this rate, we would require approximately $36,000. We would use these funds primarily to hire personnel to solicit galleries to join our network. We anticipate raising these funds through debt financing from our corporate officers or other interested investors.

INTERNET ADVERTISING

         We have entered into advertising agreements with AOL, Lycos, and Go2Net pursuant to which these companies will display Internet banner advertisements for Artup.com. These advertisements will appear when users of AOL, Lycos, or Go2Net search for certain key words, such as "gallery." The advertisements will allow users to click on the advertisement to link directly to the Artup.com Web site. The agreements will require us to pay the portal sites based on the number of impressions we receive. We plan to initiate these advertisements during 2000. We also intend to continue to seek new opportunities to expand our presence within top-tier portal sites and highly trafficked content sites.

OFFLINE ADVERTISING

         We intend to actively pursue a variety of offline advertising channels to promote the Artup.com brand. Our efforts in this area will focus on promoting the brand through print advertisements. While we have not spent significant marketing dollars in this area in the past, we expect to significantly increase our offline advertising campaign in the future.

CUSTOMER SERVICE AND ORDER FULFILLMENT

         Artup.com features technology that allows our customers to use their credit cards to purchase artwork through our Web site. If the artwork is part of our existing inventory, we ship the artwork directly to the customer. If the customer orders artwork that belongs to a co-branded gallery, we purchase the artwork from that gallery and the co-branded gallery ships the artwork to us. We then ship the artwork to the customer. We handle all product returns and customer complaints regarding product sales and work with the co-branded galleries, as necessary, to resolve any problems.

INFRASTRUCTURE AND TECHNOLOGY

         Our network infrastructure, our Web site, and e-commerce and database servers are hosted by Integrated Information Systems, or IIS, in Tempe, Arizona. IIS also developed our Web site. IIS's technology infrastructure is based on an architecture designed to be secure, reliable, and expandable. IIS designed its software to be scaled, usually by purchasing additional readily-available hardware, to meet or exceed future capacity requirements. Monitoring of all servers, networks, and systems is performed on a continuous basis. IIS employs firewall systems to protect our databases, e-commerce servers, customer information, and artwork archives. Backups of all databases, data, and media files are performed on a daily basis.

         In addition to our own Web site, we maintain through IIS the technology used to develop and host our co-branded galleries. All of the co-branded galleries design their own Web sites through our template software. Once completed, these galleries then use the servers and systems at IIS to host the co-branded site.

         Like other Internet sites, sites on our network from time to time have experienced interruption and overload. Our business requires the uninterrupted operation of our network of sites on the Internet and transaction processing system. IIS attempts to maintain, to the greatest extent possible, the reliability of these systems. We plan to develop a comprehensive disaster recovery plan to respond to system failures.

COMPETITION

         The e-commerce market is new, rapidly evolving, and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are minimal and competitors may develop and offer similar services in the future. We currently or potentially compete with other Web sites offering art and art-related products as well as with traditional offline art distributors, dealers, and galleries.

         We believe that the experience of our senior management and directors in the art and collectible industries will enable us to compete effectively in those markets. Many of our existing or potential competitors in the Internet-based market have greater market recognition and substantially greater financial, marketing, production, distribution, and other resources than we possess. We currently have an insignificant amount of revenue, name recognition, and market share as compared with our competitors. We cannot assure you that we will be able to successfully compete in any or all of these markets in the future.

INTELLECTUAL PROPERTY

         Our Internet operations use proprietary software that has been developed for us or made available to us by third parties, primarily IIS. We currently do not have a long-term arrangement with IIS for its services. The loss of our relationship with IIS or the inability to maintain our Web site or related software or obtain upgrades to the software used in connection with our Web site could result in delays in completing our Internet software enhancements and developments until we identify, license, develop, and integrate a provider of equivalent technology. Any such delays could have an adverse effect on our Internet business.

         As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to and distribution of our documentation and other proprietary information. The steps we take may not prevent misappropriation of our technology, and the agreements we enter into for that purpose may not be enforceable. Third parties may independently develop similar information or they could copy or otherwise obtain and use our proprietary information without our authorization. It may be difficult or impossible for us to police unauthorized use of our technology. In addition, the laws of other countries may afford us little or no effective protection of our intellectual property outside the United States.

GOVERNMENT REGULATION

         We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. As a result of the increasing popularity and use of the Internet and other online services, however, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. These laws and regulations could cover issues such as user privacy, pricing, content, copyrights, distribution, sales and other taxes, and the characteristics and quality of products and services. The growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on companies that conduct business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which in turn could decrease the demand for the products and services we offer, increase our cost of doing business, or otherwise have an adverse effect on us. We are uncertain as to how existing laws that govern issues such as property ownership, sales and other taxes, pornography, and personal privacy will apply to the Internet and other online services. Any such developments may take years to resolve.

         Because the Artup.com network is available over the Internet throughout the United States and foreign countries and we plan to sell to numerous consumers residing throughout the United States and in numerous foreign countries, these jurisdictions may claim that we are required to collect sales or other similar taxes on sales of products in those jurisdictions. These jurisdictions also may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes could adversely affect our business. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any such new legislation or regulation, the application of laws and regulations of jurisdictions whose laws we believe do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services, could have a material adverse effect on our business.

INSURANCE

         Because of our limited financial resources and the limited nature of our operations, we currently do not have casualty or liability insurance coverage for our business operations. We intend to obtain insurance coverage as and when we have available cash resources for such purposes.

EMPLOYEES

         As of May 31, 2000 we had 2 part-time employees. We intend to hire additional employees as and when we obtain sufficient financing to expand our operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

                             SELECTED FINANCIAL DATA

         The following table summarizes certain selected consolidated financial data and is qualified in its entirety by the more detailed Consolidated Financial Statements and Notes thereto appearing elsewhere in this Report. The data for the year ended September 30, 1999 and the period ended September 30, 1998 have been derived from the consolidated financial statements audited by Semple & Cooper, L.L.P., independent public accountants. Data for the three months ended December 31, 1998 and 1999 have been derived from our unaudited Consolidated Financial Statements and Notes thereto appearing elsewhere in this Report and, in our opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the periods presented. Results for the three months ended December 31, 1999 are not necessarily indicative of the results to be expected for the full year. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Report.


                                                                                        THREE MONTHS    THREE MONTHS
                                                         YEAR ENDED     PERIOD ENDED       ENDED            ENDED
                                                        SEPTEMBER 30,   SEPTEMBER 30,    DECEMBER 31,    DECEMBER 31,
                                                            1999            1998            1999            1998
                                                        -----------     -----------     -----------     -----------
CONSOLIDATED STATEMENTS OF OPERATIONS:

Revenue ............................................    $    29,026     $        --     $     1,123     $     5,805
Cost and expenses:
  Cost of revenue ..................................        (20,219)             --          (4,899)         (3,174)
  General and administrative expenses ..............     (1,316,860)       (287,287)       (728,470)         (7,247)
Interest income (expense) and other, net ...........         (2,913)             --              --              --
                                                        -----------     -----------     -----------     -----------
Loss from continuing operations before
 income taxes ......................................     (1,310,966)       (287,287)       (732,246)         (4,616)

Income taxes .......................................             --              --              --              --
                                                        -----------     -----------     -----------     -----------
Loss from continuing operations ....................    (,1310,966)        (287,287)       (732,246)         (4,616)

Loss from discontinued operations ..................        (34,560)             --        (371,462)             --
                                                        -----------     -----------     -----------     -----------
Net loss ...........................................    $(1,345,526)    $  (287,287)    $(1,103,708)    $    (4,616)

Basic loss per common share and common
  share equivalent (1) .............................    $      (.21)    $      (.10)    $      (.17)    $      (.01)

Basic weighted average number of common shares
  and common share equivalents outstanding .........      6,404,953       2,751,228       6,404,953       2,751,228

CONSOLIDATED BALANCE SHEET DATA
 (AT END OF PERIOD):

Cash and cash equivalents ..........................    $    36,066                     $       139
Working capital (deficit) ..........................       (294,145)                       (470,647)
Total assets .......................................        995,608                       1,076,112
Long-term liabilities ..............................         95,507                          90,894
Total stockholders' equity (deficit) ...............        406,090                        (102,382)


----------
(1) Diluted earnings per share have not been presented as they are antidilutive.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

         We were originally incorporated in the state of Colorado on March 31, 1997 under the name "Biovid Corporation." We were not actively engaged in any business before August 1998, other than raising capital. We entered the fine arts industry when we acquired Signature Editions, Inc. in August 1998. We changed our name to "Deerbrook Publishing Group, Inc." in October 1998 and subsequently acquired Interarts Incorporated and Cimarron Studio, Inc. In September 1999, we changed our name to "Artup.com Network, Inc." In December 1999, we effected a merger whereby we became a Nevada corporation and changed our name back to "Deerbrook Publishing Group, Inc."

         Our financial statements reflect June 19, 1998 as our date of inception because that was the date on which Signature Editions was incorporated. During fiscal 1998, fiscal 1999, and the first three months of fiscal 2000, we derived our revenue primarily from our printing and publishing operations. We discontinued those operations effective December 31, 1999, to concentrate our efforts on our Internet-based initiative. As a result, the results of those operations are now recorded under "Loss from Discontinued Operations" in the accompanying financial statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

         REVENUE. Revenue for the quarter ended December 31, 1999 totaled $1,123 as compared with $5,805 in the quarter ended December 31, 1998. The decrease in revenue is attributable mainly to our management's focus on efforts to raise capital to finance our Internet operations.

         COST OF GOODS SOLD; GROSS PROFIT (LOSS). Cost of goods sold totaled $4,899 during the quarter ended December 31, 1999, as compared with $3,174 in the quarter ended December 31, 1998. As a result, we recorded a gross loss of $3,776 in the quarter ended December 31, 1999 as compared with gross profit of $2,631 in the quarter ended December 31, 1999.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $728,470 in the quarter ended December 31, 1999 from $7,247 in the quarter ended December 31, 1998. The increase is attributable primarily to costs incurred to develop our Web site and for salaries.



         INCOME TAXES. As of December 31, 1999, we had a net operating loss carryforward balance of approximately $3,000,000 from losses incurred in 1999 and 1998.

         LOSS FROM DISCONTINUED OPERATIONS. We recorded a loss of $371,462 related to our printing and publishing operations in the quarter ended December 31, 1999. We did not record any gain or loss related to these operations for the quarter ended December 31, 1998.


         NET LOSS. Net loss for the quarter ended December 31, 1999 increased to $1,103,708 over net loss of $4,616 for the quarter ended December 31, 1998. This increase is primarily the result of increased general and administrative expenses and losses from discontinued operations during the quarter ended December 31, 1999.


RESULTS OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND THE PERIOD ENDED SEPTEMBER 30, 1998

         REVENUE. Revenue for the year ended September 30, 1999 totaled $29,026. We did not have any revenue during the period from the date of inception (June 9, 1998) through September 30, 1998, as we were not actively engaged in business prior to September 30, 1998.

         COST OF GOODS SOLD; GROSS PROFIT. Cost of goods sold totaled $20,219 during the year ended September 30, 1999. We did not have any cost of goods sold during the period from the date of inception (June 9, 1998) through September 30, 1998, as we were not actively engaged in business prior to September 30, 1998. Gross profit was $8,807, or approximately 30% of revenue, in fiscal 1999.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $1,316,860 in the year ended September 30, 1999 from $287,287 in the period from the date of inception (June 9, 1998) through September 30, 1998. The increase is attributable primarily to costs incurred to develop our Web site and for salaries.

         INTEREST EXPENSE. Interest expense in fiscal 1999 was approximately $3,173 due to interest incurred on notes payable and capital lease obligations. We did not have any interest expense in the period from the date of inception (June 9, 1998) through September 30, 1998.

         PROVISION FOR INCOME TAXES. As of September 30, 1999, we had a net operating loss carryforward balance of approximately $1,600,000 from losses incurred in 1999 and 1998.

         LOSS FROM DISCONTINUED OPERATIONS. We recorded a loss of $34,560 related to our printing and publishing operations in the year ended September 30, 1999. We did not record any gain or loss related to these operations in the period from the date of inception (June 9, 1998) through September 30, 1998.

         NET LOSS. Net loss for fiscal 1999 increased to $1,345,526 over net loss of $287,287 for the period from the date of inception (June 9, 1998) through September 30, 1998. This increase is primarily the result of increased general and administrative expenses and losses associated with our discontinued printing and publishing operations in fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES


         Our working capital decreased to a negative position of $470,647 at December 31, 1999 from a negative position of $294,145 at September 30, 1999. Current assets increased to $412,189 at December 31, 1999 from $199,866 at September 30, 1999, primarily due to decreases in accounts receivable and prepaid expenses and an increase in a deposit related to an acquisition. Current liabilities increased to $789,736 at December 31, 1999 from $494,011 at September 30, 1999, primarily due to increases in accounts payable and accrued payroll.


         Our operating activities used net cash of $840,295 during the year ended September 30, 1999 and $167,827 in the quarter ended December 31, 1999 and the major element contributing to net operating cash flow was cash paid for product development costs and for salaries.

         During the period from the date of inception (June 9, 1998) through September 30, 1998, we borrowed $20,000 pursuant to demand notes bearing interest at the rate of 12% per annum. We repaid these notes in fiscal 1999.

         During fiscal 1999, we entered into a capital lease obligation for the purchase of computer equipment in the approximate amount of $112,000. The lease provides for monthly rental payments of approximately $2,500 and expires in October 2004.

         During fiscal 1999, we sold an aggregate of 3,571,524 shares of common stock for a total purchase price of $892,881, or $0.25 per share and we issued an aggregate of 135,700 shares of common stock, valued at $351,947, or $0.25 per share, to nine employees for services.

         During fiscal 1999, we borrowed $35,000 pursuant to demand notes bearing interest at the rate of 12% per annum. We repaid $5,000 of these notes in fiscal 1999 and repaid the balance of these notes in fiscal 2000.

         During fiscal 1999, we granted a warrant to purchase 1,000,000 shares of our common stock pursuant to an employment agreement. The warrant provided that it was immediately exercisable for 500,000 shares. We terminated the employment agreement in September 1999 and the former employee notified us that he wished to exercise the warrant with respect to the 500,000 shares that were exercisable. We disputed the former employee's right to exercise the warrant and in January 2000 we agreed to issue the former employee 350,000 in settlement of the warrant.

         In November 1999, we sold an aggregate of 600,000 warrants to purchase our common stock for a total purchase price of $450,000. The warrants have an exercise price of $.01 per share. See Part I, Item 8, "Description of Securities
- Warrants."

         In November 1999, Keith Chesser, Mike Santellanes, and Michael Raburn returned an aggregate of 2,345,000 shares of common stock to our company. Messrs. Chesser, Santellanes, and Raburn returned these shares in order to attract additional management personnel, including Mark Eaker, and to pursue additional acquisition opportunities while minimizing the dilution to our existing stockholders. We did not pay Messrs. Chesser, Santellanes, and Raburn any consideration for these shares.

         In November 1999, we entered into an employment agreement with Mark L. Eaker to serve as our Chief Executive Officer. We recorded an expense of $350,000 in the quarter ended December 31, 1999, to reflect our obligation to issue Mr. Eaker 1,000,000 shares of common stock under the employment agreement. We issued those shares to Mr. Eaker in January 2000.

         In November 1999, we also executed a letter of intent with Mark Eaker to acquire 80% of the outstanding stock of Gregory Editions, Inc., a publisher and distributor of fine art reproductions. The letter of intent provided for a total purchase price of $3,300,000, consisting of $2,700,000 cash and 400,000 shares of our common stock. We paid Mr. Eaker a non-refundable deposit of $225,000 in cash and 266,000 shares of common stock in connection with the letter of intent. Because our company was unable to fulfill its obligations in order to consummate the transaction, the letter of intent expired and Mr. Eaker retained the non-refundable deposit. In addition, as of May 31, 2000, Mr. Eaker has personally paid expenses totaling approximately $50,000 on behalf of our company. Except for the 1,000,000 shares of common stock that we issued in January 2000, Mr. Eaker has deferred payment of his salary and other benefits that we are obligated to pay under his employment agreement with our company. Beginning January 1, 2000, Mr. Eaker has provided office space, staff, and other operating expenses for our corporate headquarters at the headquarters of Gregory Editions, Inc., which is owned and operated by Mr. Eaker. We have reflected all expenses incurred through December 31, 1999 and paid by Mr. Eaker, as well as all deferred salaries through December 31, 1999, in our financial statements for the quarter ended December 31, 1999.

         We currently do not have meaningful cash resources or cash flows from operations to support our business. The future success of our business currently depends upon our ability to raise additional capital. We currently are seeking additional sources of financing, which may include one or more private placements of debt or equity securities. We can provide no assurance that any additional financing will be available on terms that are acceptable to us, if at all. Our inability to obtain such financing could result in our inability to continue as a going concern. If such financing is not available in sufficient amounts or on satisfactory terms, we also may be unable to expand our business or to develop new customers at the rate desired, and the lack of capital could have a material adverse effect on our business.

YEAR 2000 COMPLIANCE

         We did not experience any disruption to our operations as a result of any failure of our systems or the systems of any of our significant vendors, suppliers or other third-parties to function properly on or after January 1, 2000.

ITEM 3. DESCRIPTION OF PROPERTY.

         Our executive offices currently are located at the headquarters of Gregory Editions, Inc., which is owned and operated by Mark L. Eaker, our Chairman of the Board, President, and Chief Executive Officer. We currently do not have a formal arrangement with Gregory Editions for use of our office space. We intend to enter into a formal arrangement with Gregory Editions or to acquire separate facilities as and when we obtain additional financing and our operations grow.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information with respect to beneficial ownership of our common stock as of May 31, 2000, by (i) each of our directors and executive officers, (ii) all of our directors and executive officers as a group, and (iii) each other person known by us to be the beneficial owner of more than five percent of our common stock:

                                                SHARES BENEFICIALLY OWNED (1)(2)
                                                --------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                 NUMBER             PERCENT

DIRECTORS AND EXECUTIVE OFFICERS

Mark L. Eaker ................................     1,404,000              14.8%
Keith M. Chesser .............................       500,000               5.3%
Mike A. Santellanes ..........................       499,999               5.3%
Joseph D. Patterson ..........................       250,000               2.6%
All directors and officers
 as a group (four persons) ...................     2,653,999              28.0%

NON-MANAGEMENT 5% STOCKHOLDER (3)

Michael R. Raburn ............................       500,000               5.3%

----------
(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table have sole voting and investing power with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise indicated, each of such persons may be reached through us at 12919 S.W. Freeway, Suite 170, Stafford, Texas 77477.

(2) Percentages are based on 9,490,547 shares outstanding as of May 31, 2000. None of the identified persons hold stock options or warrants to acquire our common stock.

(3) The information with respect to non-management ownership is derived from information obtained from our transfer agent as of March 14, 2000.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth certain information regarding our directors, executive officers, and certain key employees:

NAME                   AGE    POSITION
----                   ---    --------

Mark L. Eaker          51     Chairman of the Board, President, and Chief
                               Executive Officer
Keith M. Chesser       55     Executive Vice President, Chief Financial Officer,
                                Secretary, and Director
Mike A. Santellanes    66     Treasurer and Director
Joseph D. Patterson    51     Director

         MARK L. EAKER has served as our Chairman of the Board, President, and Chief Executive Officer since November 1999. Mr. Eaker has served as President and director of Gregory Editions, Inc., a publisher and distributor of fine art reproductions, since November 1995. Mr. Eaker served as President of Somerset House Publishing in Houston, Texas, from October 1993 until October 1995.

         KEITH M. CHESSER has served as our Chief Financial Officer and Secretary since November 1999 and as a director since October 1998. Mr. Chesser served as our President from October 1998 until November 1999. From 1997 until October 1998, Mr. Chesser served as Business Manager for Cimarron Fine Art Studio. Mr. Chesser was not regularly employed during 1996 and 1997 due to a medical disability. During 1994 and 1995, Mr. Chesser served as an Account Representative and Financial Planner for National Financial Design. During 1993 and 1994, Mr. Chesser served as the President of MACCS Enterprises, Inc., an Arizona corporation that filed for reorganization under Chapter 11 of the Bankruptcy Code in December 1994. His 25 years of management and accounting experience includes serving as General Manager of Amarillo Aircraft Sales and Service, Assistant Controller of UDC Homes, L.P., and Chief Financial Officer of Empact Suicide Prevention Center. Mr. Chesser is a Certified Public Accountant.

         MIKE A. SANTELLANES has served as our Treasurer since November 1999 and as a director since October 1998. Mr. Santellanes also served as our Vice President from October 1998 until November 1999. Mr. Santellanes worked for
Price Waterhouse for 33 years, including 29 years with Price Waterhouse Interamerica. Mr. Santellanes retired in June 1993 as the Senior Partner and Chairman of Price Waterhouse Interamerica. Mr. Santellanes also served on the Board of Directors of the Costa Rican subsidiaries of Phelps Dodge Corp., Gerber Products Co., Bristol-Meyers, Sterling Drug Co., Del Monte Corp., H.B. Fuller Co., and British American Tobacco Co., and other companies. Since June 1993, Mr. Santellanes has served as President and Financial Manager of a citrus plantation in Costa Rica.

         JOSEPH D. PATTERSON has served as a director of our company since December 1999. Mr. Patterson was employed by Hallmark Cards, Inc., a multi-billion dollar greeting card, artwork, and collectibles distributor, from June 1978 until June 1998, most recently as a Director - Corporate Development. Mr. Patterson retired from Hallmark in June 1998.

ITEM 6. EXECUTIVE COMPENSATION.

         The following table shows for the fiscal year ended September 30, 1999 the cash compensation paid by us, as well as certain other compensation paid or accrued by us, to our Chief Executive Officer. None of our executive officers received aggregate compensation of more than $100,000 for fiscal 1999.

                                         ANNUAL COMPENSATION
                                        ----------------------    ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR    SALARY ($)    BONUS($)  COMPENSATION ($)
---------------------------     ----    ----------    --------  ----------------

Keith M. Chesser, President(1)  1999     $26,085      $10,000      $11,750(2)

----------
(1)  Mr. Chesser served as our President from October 1998 until November 1999.
(2) Represents amounts paid to Mr. Chesser for services he provided to us as an independent contractor.

         We do not offer medical insurance or other benefits to our employees, including executive officers and directors who also are our employees, with the exception that we have agreed to provide medical insurance for Messrs. Eaker and Chesser. See Part I, Item 6, "Executive Compensation - Employment Agreements."

1999 INCENTIVE STOCK PLAN

         In November 1999, our board of directors adopted and our stockholders approved the 1999 Incentive Stock Plan. The incentive plan provides for the grant of incentive and nonqualified stock options to acquire common stock, the direct grant of common stock, the grant of stock appreciation rights, or SARs, and the grants of other stock-based awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to us. We believe that the incentive plan represents an important factor in attracting and retaining executive officers and other key employees, directors, and consultants and may constitute a significant part of our compensation program. The incentive plan provides these individuals with an opportunity to acquire a proprietary interest in our company and thereby align their interests with the interests of our other stockholders and to give these individuals an additional incentive to use their best efforts for our long-term success.

         We may issue up to a maximum of 2,000,000 shares of our common stock under the incentive plan. The maximum number of shares of stock with respect to which options or other awards may be granted to any individual employee (including officers) during the term of the incentive plan may not exceed 50% of the shares of common stock covered by the incentive plan. As of May 31, 2000, we have not granted any options or other awards under the incentive plan.

         The incentive plan will terminate in November 2009, and options may be granted at any time during the life of the incentive plan. The power to administer the incentive plan with respect to our executive officers and directors and all persons who own 10% or more of our issued and outstanding stock rests exclusively with the board of directors or a committee consisting of two or more non-employee directors. The power to administer the incentive plan with respect to other persons rests with the board of directors or a committee of the board of directors. The plan administrator will determine when options become exercisable, as well as the exercise prices of options. If an option is intended to be an incentive stock option, the exercise price may not be less than 100% (110% if the option is granted to a stockholder who at the time of the grant of the option owns stock possessing more than 10% of the total combined voting power of all classes of our stock) of the fair market value of the common stock at the time of the grant.

         The incentive plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our common stock, stock awards, or any other type of award. To the extent permitted by applicable law, we may issue additional options, warrants, or stock-based awards other than pursuant to the incentive plan without stockholder approval.

DIRECTORS' COMPENSATION

         We currently do not pay any cash compensation to our directors for their services to us. We may reimburse our directors for certain expenses in connection with attendance at board and committee meetings. In January 2000, we issued 250,000 shares of common stock to Joseph D. Patterson for his services as a director of our company.

EMPLOYMENT AGREEMENTS

         We entered into a three-year employment agreement with Mark Eaker in November 1999. The agreement provides for a base salary of $200,000 during the first year, $275,000 during the second year, and $300,000 during the third year. Pursuant to the agreement, we issued 1,000,000 shares of our common stock to Mr. Eaker in January 2000. The agreement also provides that Mr. Eaker will be eligible to receive an annual bonus in an amount, if any, as determined by our Board of Directors. Finally, the agreement provides various additional benefits, such as a company car, salary continuation insurance, and medical insurance. Because of our current financial condition, to date Mr. Eaker has deferred payment of his salary and benefits under the agreement.

         We entered into a three-year employment agreement with Keith Chesser in November 1999. The agreement provides for a base salary of $150,000 during the first year, $175,000 during the second year, and $200,000 during the third year. The agreement also provides for Mr. Chesser to receive options to purchase 75,000 shares of our common stock during each year of the agreement, exercisable at the average closing price of our common stock during the month prior to the grant. As of May 31, 2000, we have not granted any options to Mr. Chesser under the employment agreement. Finally, the agreement provides various additional benefits, such as salary continuation insurance and medical insurance. Because of current financial condition, to date Mr. Chesser has deferred payment of his salary and benefits under the agreement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In November 1999, we executed a letter of intent with Mark Eaker to acquire 80% of the outstanding stock of Gregory Editions, Inc., a publisher and distributor of fine art reproductions. The letter of intent provides for a total purchase price of $3,300,000, consisting of $2,700,000 cash and 400,000 shares of our common stock. We paid Mr. Eaker a non-refundable deposit of $225,000 in cash and 266,000 shares of common stock in connection with the letter of intent. Because our company was unable to fulfill its obligations in order to consummate the transaction, the letter of intent expired and Mr. Eaker retained the non-refundable deposit. In addition, as of May 31, 2000, Mr. Eaker has personally paid expenses totaling approximately $50,000 on behalf of our company and has deferred payment of his salary and other benefits that we are obligated to pay under his employment agreement with our company. Beginning January 1, 2000, Mr. Eaker has provided office space, staff, and other operating expenses for our corporate headquarters at the headquarters of Gregory Editions, Inc., which is owned and operated by Mr. Eaker.

         Through December 31, 1999, we leased printing equipment from Michael Raburn, a former officer and director of our company, pursuant to an oral agreement under which we paid $10,000 per month. We incurred expenses of $50,000 in fiscal 1999 and none in the first quarter of fiscal 2000 under this agreement. Through December 31, 1999, we also conducted our operations in a building leased by Michael Raburn. We paid a total of approximately $27,200 of lease obligations for this building, although we were not a party to the lease and occupied the building at the pleasure of Mr.. Raburn. Effective December 31, 1999, we discontinued our printing and publishing operations and moved our remaining Internet-based operations out of the building leased by Mr. Raburn.

         In August 1998, we agreed to issue an aggregate of 100,000 shares of common stock to Mark Eaker as payment for consulting services rendered to us by Mr. Eaker pursuant to a verbal agreement between us and Mr. Eaker in August 1998. We recorded a charge of $9,000 in fiscal 1998 in connection with this transaction. We issued these shares to Mr. Eaker in January 1999.

         In November 1999, Keith Chesser, Mike Santellanes, and Michael Raburn returned an aggregate of 2,345,000 shares of common stock to our company. Messrs. Chesser, Santellanes, and Raburn returned these shares in order to attract additional management personnel, including Mark Eaker, and to pursue additional acquisition opportunities while minimizing the dilution to our existing stockholders. We did not pay Messrs. Chesser, Santellanes, and Raburn any consideration for these shares.

         In January 2000, we issued 1,000,000 shares of common stock to Mark Eaker pursuant to his employment agreement. We also issued 250,000 shares of common stock to Joseph Patterson in January 2000 for his services as a director of our company.

ITEM 8. DESCRIPTION OF SECURITIES.

GENERAL

         Our authorized capital stock currently consists of 25,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of serial preferred stock, par value $.001 per share. As of May 31, 2000, there were 9,490,547 shares of common stock issued and outstanding and no shares of serial preferred stock issued and outstanding.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held by them of record on our books in all matters submitted to be voted on by the stockholders. The holders of common stock are entitled to receive such dividends, if any, as may be declared by the board of directors from time to time out of legally available funds. Upon our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of common stock have no preemptive, subscription, redemption, sinking fund, or conversion rights.

PREFERRED STOCK

         Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board also is able to fix or alter the designations, preferences, rights, and any qualifications, limitations, or restrictions of the shares of each series of preferred stock, including the following:

          *    dividend rates,

          *    redemption rights and prices,

          *    conversion rights and prices,

          *    voting rights and preferences, and

          *    preferences on liquidation or dissolution of our company.

         There are no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

WARRANTS AND OPTIONS

         In November 1999, we issued warrants to purchase an aggregate of 600,000 shares of our common stock. Each warrant entitles the holder to purchase one share of our common stock at a purchase price of $0.01. The warrants expire on October 29, 2004. The warrants provide that for each 100,000 warrants we issued, the warrantholder will be entitled to receive an additional 50,000 warrants at no additional cost if our common stock is trading for less than $10.00 per share but more than $5.00 per share on October 26, 2000. The warrants also provide that for each 100,000 warrants we issued, the warrantholder will be entitled to receive an additional 100,000 warrants at no additional cost if our common stock is trading for less than $5.00 per share on October 26, 2000.

         On January 3, 2000, we issued warrants to acquire 100,000 shares of common stock to one person as compensation for services rendered to our company. The warrants have an exercise price of $1.25 per share and expire on January 1, 2005.

         On February 16, 2000, we issued options to acquire 200,000 shares of common stock to one person for a total purchase price of $1,000. The options have an exercise price of $.50 per share and expire on February 16, 2002.

         In August 1999, we issued a warrant to acquire 1,000,000 shares of our common stock at a price of $0.05 per share pursuant to an employment agreement. The warrant provided that it was immediately exercisable for 500,000 shares. We terminated the employment agreement in September 1999 and the former employee has notified us that he wishes to exercise the warrant with respect to the 500,000 shares that were exercisable. We have disputed the former employee's right to exercise the warrant and currently are in negotiations with him with respect to the shares issuable upon exercise of the warrant.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

         Various provisions in our articles of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

TRANSFER AGENT AND REGISTRAR

         Holladay Stock Transfer, Inc. in Scottsdale, Arizona, serves as the transfer agent and registrar for our common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Our common stock has been quoted in the National Quotation Bureau's "Pink Sheets" under the symbol "ARTJ" since November 5, 1999. Our common stock was previously listed on the Nasdaq OTC Bulletin Board under the symbol "ARTJE" from October 11, 1999 until November 4, 1999, under the symbol "ARTJ" from September 24, 1999 until October 11, 1999, and under the symbol "DBPG" from October 19, 1998 until September 24, 1999. The following table sets forth the quarterly high and low closing bid prices of our common stock for the periods indicated.

                                                               HIGH        LOW
                                                               ----        ---
     1998:
          Fourth Quarter...................................    $2.50      $0.48

     1999:
          First Quarter....................................    $4.00      $0.31
          Second Quarter...................................     1.88       0.38
          Third Quarter....................................     3.75       0.56
          Fourth Quarter...................................     1.75       0.19

     2000:
          First Quarter....................................    $0.48      $0.21
          Second Quarter (through May 31, 2000)............     0.40       0.16

         As of May 31, 2000, there were 51 holders of record of our common stock. The closing bid price of our common stock on the National Quotation Bureau's "Pink Sheets" on May 31, 2000 was $0.15 per share.

         Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The payment of dividends in the future will depend on our growth, profitability, financial condition, and other factors that our board of directors may deem relevant.

ITEM 2. LEGAL PROCEEDINGS.

         Not applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         As a result of the acquisition of Signature Editions in August 1998, the former shareholders of Signature Editions owned more than 50% of the outstanding voting power of our company immediately following the acquisition. Accordingly, the acquisition has been accounted for as a reverse purchase under generally accepted accounting principles, pursuant to which Signature Editions was considered the acquiring company, even though our company was the controlling legal entity. As a result, the historical financial statements of Signature Editions prior to and after the acquisition are the historical financial statements of our company. We therefore retained Mark Shelley, CPA, Signature Editions' independent public accountant prior to the acquisition, to serve as the independent public accountant for Signature Editions following the acquisition. We also retained Mark Shelley, CPA to serve as the independent public accountant for Interarts Incorporated. Accordingly, in May 1998, we ceased our client-auditor relationship with Alvin H. Bender, C.P.A.

         Bender's report on the financial statements of Biovid Corporation, which are not included in this Report, for the four months ended April 30, 1998 and the period March 31, 1997 through December 31, 1997, was prepared assuming Biovid Corporation would continue as a going concern and raised substantial doubt about its ability to continue as a going concern. In connection with this audit, and subsequently to May 1998, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Bender, would have caused him to make reference to the subject matter of the disagreement in connection with his report. Prior to retaining Shelley, no discussions took place between our company and Shelley regarding the application of accounting principles or the type of opinion that might be rendered on our financial statements since the historical financial statements of Signature Editions, as audited by Shelley, became the continuing historical financial statements of our company. We authorized Bender to respond fully to inquiries from Shelley.

         In anticipation of becoming a reporting company under the Exchange Act, we determined that it was in our best interests that Semple & Cooper, LLP serve as our independent public accountants. Accordingly, effective June 15, 1999, we ceased our client-auditor relationship with Shelley and on September 7, 1999 we retained Semple & Cooper as our independent public accountant. The change in independent public accountants was approved by our board of directors.

         Shelley's report on the financial statements of Signature Editions, Inc. as of June 9, 1998 and Shelley's report on the financial statements of Interarts Incorporated for the period from June 22, 1998 through September 30, 1998, which are not included in this Report, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with these audits, and subsequent to September 7, 1999, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Shelley, would have caused him to make reference to the subject matter of the disagreement in connection with his report. Prior to retaining Semple & Cooper, no discussions took place between our company and Semple & Cooper regarding the application of accounting principles or the type of opinion that might be rendered on our financial statements. We have authorized Shelley to respond fully to inquiries from Semple & Cooper.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         On April 1, 1997, our predecessor, Biovid Corporation, sold an aggregate of 1,000,000 shares of common stock to three individuals for a total purchase price of $2,000, or $0.002 per share. Biovid issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon the fact that it was the initial issuance of stock by Biovid to its initial three stockholders, two of whom also were directors of Biovid at that time.


         On May 19, 1997, we sold an aggregate of 1,250,000 shares of common stock to 25 non-accredited investors for a total purchase price of $12,500, or $0.01 per share. We issued these shares pursuant to the exemption provided by Rule 504 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering.


         On August 13, 1998, we issued an aggregate of 2,085,000 shares of common stock to the 12 stockholders of Signature Editions, Inc. in exchange for all of those persons' shares of Signature Editions, Inc. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon the fact that we issued the shares solely to the 12 existing stockholders of Signature Editions, Inc., we did not engage in any form of general solicitation or general advertisement in connection with the issuance of these shares, and we placed restrictive legends on the certificates representing the shares to ensure that the shares would not be redistributed.

         On January 27, 1999, we issued an aggregate of 100,000 shares of common stock valued at $9,000 to Mark L. Eaker as payment for consulting services pursuant to a verbal agreement between us and Mr. Eaker in August 1998. We issued these shares pursuant to the exemption provided by Rule 701 under the Securities Act for securities issued in compensatory circumstances.

         On March 3, 1999, we issued an aggregate of 1,926,000 shares of common stock to the 20 stockholders of Interarts Incorporated in exchange for all of those persons' shares of Interarts Incorporated. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon the fact that we issued the shares solely to the 20 existing stockholders of Interarts Incorporated, we did not engage in any form of general solicitation or general advertisement in connection with the issuance of these shares, and we placed restrictive legends on the certificates representing the shares to ensure that the shares would not be redistributed.


         On April 6, 1999, we sold an aggregate of 3,571,524 shares of common stock to two purchasers for a total purchase price of $892,881, or $0.25 per share. One of the purchasers was an accredited investor. The other purchaser was our legal counsel at that time and had served as our legal counsel since our inception. We issued these shares pursuant to the exemption provided by Rule 504 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering.


         On May 1, 1999, we issued an aggregate of 900,000 shares of common stock to the 12 stockholders of Cimarron Studio, Inc. in exchange for all of those persons' shares of Cimarron Studio, Inc. We completed the acquisition in September 1999. We issued these shares pursuant to the exemption provided by
Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon the fact that we issued the shares solely to the 12 existing stockholders of Cimarron Studio, Inc., we did not engage in any form of general solicitation or general advertisement in connection with the issuance of these shares, and we placed restrictive legends on the certificates representing the shares to ensure that the shares would not be redistributed.

         On July 2,  1999,  July 9,  1999,  August 12,  1999,  August 31,  1999,
September 21, 1999, and September 27, 1999, we issued an aggregate of 135,700 shares of common stock valued at $351,947, to nine of our employees in exchange for their services. We issued these shares pursuant to the exemption provided by Rule 701 under the Securities Act for securities issued in compensatory circumstances.

         In August 1999, we issued a warrant to acquire 1,000,000 shares of our common stock at a price of $0.05 per share pursuant to an employment agreement. The warrant provided that it was immediately exercisable for 500,000 shares. We terminated the employment agreement in September 1999 and the former employee has notified us that he wished to exercise the warrant with respect to the 500,000 shares that were exercisable. We disputed the former employee's right to exercise the warrant and in January 2000 we agreed to issue the former employee 350,000 shares of common stock in settlement of the warrant. We issued these warrants pursuant to the exemption provided by Rule 701 under the Securities Act for securities issued in compensatory circumstances.

         On October 29, 1999 and November 4, 1999, we sold an aggregate of 600,000 warrants to purchase our common stock to seven accredited investors for a total purchase price of $450,000, or $0.75 per warrant. Each warrant entitles the warrantholder to purchase one share of our common stock at a purchase price of $0.01. The warrants expire on October 29, 2004. The warrants provide that for each 100,000 warrants we issued, the warrantholder will be entitled to receive an additional 50,000 warrants at no additional cost if our common stock is trading for less than $10.00 per share but more than $5.00 per share on October 26, 2000. The warrants also provide that for each 100,000 warrants we issued, the warrantholder will be entitled to receive an additional 100,000 warrants at no additional cost if our common stock is trading for less than $5.00 per share on October 26, 2000. We issued these warrants pursuant to the exemption provided by Rule 505 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering.

         On January 3, 2000, we issued warrants to acquire 100,000 shares of common stock to one person as compensation for services rendered to our company. The warrants have an exercise price of $1.25 per share and expire on January 1, 2005. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by
Section 4(2) based upon the fact that we issued the warrants to only one individual with whom we had a prior relationship as a result of that person's services to our company, and we did not engage in any form of general solicitation or general advertisement in connection with the issuance of these warrants.

         On January 4, 2000, we issued (a) 1,000,000 shares of common stock to Mark L. Eaker pursuant to his employment agreement and (b) 266,000 shares of common stock to Mr. Eaker in connection with a letter of intent to acquire Mr. Eaker's business. See Item 6, "Executive Compensation - Employment Agreements" and Item 7, "Certain Relationships and Related Transactions." We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon Mr. Eaker's relationship with our company as Chairman of the Board, President, and Chief Executive Officer, and we placed restrictive legends on the certificates representing the shares to ensure that the shares would not be redistributed.

         On January 4, 2000, we issued  250,000 shares of common stock to Joseph
D. Patterson for his services as a director of our company. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon Mr. Patterson's relationship with our company as a director, and we placed restrictive legends on the certificates representing the shares to ensure that the shares would not be redistributed.

         On January 4, 2000, we issued 291,324 shares of our common stock valued at $1.00 per share or an aggregate of $291,324, to Integrated Information Systems in payment for services rendered in developing and hosting our Web site. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon the fact that we issued the shares to only one entity, we have an extensive business relationship with Integrated Information Systems as the developer and host of our Web site, and we placed restrictive legends on the certificates representing the shares to ensure that the shares would not be redistributed.

         On February 8, 2000, we issued 60,000 shares of common stock valued at $0.25 per share, or an aggregate of $15,000, to one person as compensation for legal services provided to our company. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon the fact that we issued the shares to only one individual who had an extensive relationship with our company as legal counsel since the time of inception, and we placed restrictive legends on the certificates representing the shares to ensure that the shares would not be redistributed.

         On February 16, 2000, we issued options to acquire 200,000 shares of common stock to one person for a total purchase price of $1,000. The options have an exercise price of $.50 per share and expire on February 16, 2002. We issued these options pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon the fact that the offering was made to only one individual with whom management of our company had a pre-existing relationship, and the offering was made without any general solicitation or general advertisement.

         On March 3, 2000, we sold 200,000 shares of common stock to one accredited investor for a total purchase price of $100,000, or $0.50 per share. We sold these shares pursuant to the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We determined that this offering fit within the exemption provided by Section 4(2) based upon the fact that the offering was made to only one individual who had previously served as an officer of our company, the offering was made without any general solicitation or general advertisement, and we placed restrictive legends on the certificates representing the shares to ensure that the shares would not be redistributed.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our articles of incorporation and bylaws provide that no director or officer of our company shall be personally liable to us or our stockholders for any breach of fiduciary duty by such person as a director or officer, except that a director or officer shall be liable, to the extent provided by applicable law, (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (b) for the payment of dividends in violation of restrictions imposed by Section 78.300 of the Nevada General Corporation Law, or GCL. The effect of these provisions in our articles of incorporation and bylaws is to eliminate the rights of our company and our stockholders, either directly or through stockholders' derivative suits brought on behalf of our company, to recover monetary damages from a director or officer for breach of the fiduciary duty of care as a director or officer except in those instances provided under the Nevada GCL.

         In addition, our bylaws require us to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director or officer of our company, to the fullest extent allowed by the Nevada GCL. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the Nevada GCL, subject to the requirements of the Nevada GCL. In addition, we may, in our sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Nevada GCL, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of our company, except where indemnification is mandatory pursuant to the Nevada GCL, in which case we are required to indemnify such person to the fullest extent required by the Nevada GCL.

         Sections 78.7502 and 78.751 of the Nevada GCL provide that we may indemnify our directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with an action, suit or proceeding in which the director or officer has been made or is threatened to be made a party, if the director or officer acted in good faith and in a manner which the director or officer reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal proceeding, had no reason to believe the director's or officer's conduct was unlawful. Any such indemnification may be made by us only as ordered by a court or as authorized by our stockholders or board of directors in a specific case upon a determination made in accordance with the Nevada GCL that such indemnification is proper in the circumstances. Indemnification may not be made under the Nevada GCL for any claim, issue or matter as to which the director or officer has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to us for amounts paid in settlement to us, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director or officer of our company has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, the Nevada GCL requires us to indemnify the director or officer must be indemnified under the Nevada GCL by us against expenses, including attorneys' fees, actually and reasonably incurred by the director or officer in connection with the defense.

                                    PART F/S

         The Financial Statements required by this Part F/S are set forth in pages F-1 through F-31 of this Report. No supplementary financial information is required.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 ------                      -----------------------

  2.1 Articles of Merger merging Artup.com Network, Inc., a Colorado corporation, with and into the Registrant*
  3.1    Articles of Incorporation of the Registrant*
  3.2    Bylaws of the Registrant*
  4.1    Specimen of Common Stock Certificate*
  4.2    Specimen of Certificate for Common Stock Purchase Warrants*
  4.3    Common Stock Purchase Warrant dated January 3, 2000, issued to
         Gene Bowlds*
  4.4 Non-Statutory Stock Option Certificate dated February 16, 2000, issued to Michael Paloma*
  10.1 Master Consulting Services Agreement dated as of July 28, 1999 between the Registrant and Integrated Information Systems, Inc.*
  10.2 Equipment Lease dated September 15, 1999 between the Registrant and Copelco Capital, Inc.*
  10.3   Employment Agreement between the Registrant and Mark L. Eaker*
  10.4   Employment Agreement between the Registrant and Keith M. Chesser*
  10.5   1999 Incentive Stock Plan*
  16.1   Letter on change in certifying accountant from Alvin H. Bender, C.P.A.*
  16.2   Letter on change in certifying accountant from Mark Shelley, CPA*
  21     List of Subsidiaries*
  23     Consent of Semple & Cooper, LLP
  27.1   Restated Financial Data Schedule for the Fiscal Year Ended
         September 30, 1999
  27.2   Restated Financial Data Schedule for the Three Months Ended
         December 31, 1999

----------
* Previously filed.

ITEM 2. DESCRIPTION OF EXHIBITS.

         The information required by this Item is contained in Part III, Item 1, "Index to Exhibits."

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 3 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Deerbrook Publishing Group, Inc.
                                    --------------------------------
                                              (Registrant)


Date: September 5, 2000             By: /s/ Mark L. Eaker
      -----------------                ------------------------------
                                              (Signature)
                                    Name:  Mark L. Eaker
                                    Title: President and Chief Executive Officer

                          INDEPENDENT AUDITORS' REPORT

To The Stockholders and Board of Directors
Deerbrook Publishing Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Deerbrook Publishing Group, Inc. and Subsidiaries as of September 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended September 30, 1999, and for the period from the date of inception (June 9, 1998) through September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits of the consolidated financial statements provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Deerbrook Publishing Group, Inc. and Subsidiaries as of September 30, 1999, and the results of its operations, changes in stockholders' equity, and cash flows for the year ended September 30, 1999, and for the period from the date of inception (June 9, 1998) through September 30, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company has incurred significant losses and at September 30, 1999, the Company had a deficiency in working capital. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans in regard to these matters are discussed in Note 10. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Semple & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
November 10, 1999

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                    (Unaudited)
                                                  September 30,     December 31,
                                                      1999             1999
                                                  -------------     ------------
Current Assets:
   Cash and cash equivalents (Note 1)              $   36,066       $      139
   Accounts receivable
     - trade, net (Note 1)                             20,000              150
   Prepaid expenses and other assets (Note 4)         143,800           93,800
   Deposit (Note 12)                                       --          318,100
                                                   ----------       ----------

        Total Current Assets                          199,866          412,189
                                                   ----------       ----------
Property and Equipment, net
   (Notes 1, 2 and 3)                                 118,918          113,840
                                                   ----------       ----------
Other Assets:
   Inventory (Note 1)                                 160,239          160,842
   Goodwill (Note 1)                                  458,318          158,873
   Net assets of discontinued
     operations (Notes 1 and 11)                       58,267           53,748
   Deferred offering costs                                 --          176,620
   Deposit (Note 12)                                       --          225,000
                                                   ----------       ----------

                                                      676,824          550,083
                                                   ----------       ----------

        Total Assets                               $  995,608       $1,076,112
                                                   ==========       ==========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                    (Unaudited)
                                                  September 30,     December 31,
                                                      1999              1999
                                                   -----------      -----------
Current Liabilities:
   Obligation under capital lease
      - current portion (Notes 1 and 3)            $    17,143      $    21,755
   Notes payable - related parties (Note 6)             30,000           30,000
   Accounts payable                                    243,504          472,403
   Accrued payroll (Note 4)                            149,899          194,778
   Other liabilities (Note 6)                           53,465          163,900
                                                   -----------      -----------

        Total Current Liabilities                      494,011          882,836

Long-Term Liabilities:
   Obligation under capital lease
      - non-current (Notes 1 and 3)                     95,507           90,894
                                                   -----------      -----------

        Total Liabilities                              589,518          973,730
                                                   -----------      -----------

Commitments and Contingencies: (Note 4)                     --               --

Stockholders' Equity (Note 7)
   Preferred stock, $.001 par value, 10,000,000
     shares authorized; no shares issued and
     outstanding                                            --               --
   Common stock, $.001 par value, 25,000,000
     shares authorized                                   9,968            8,623
   Additional paid-in capital                        2,028,935        2,380,280
   Warrants                                                 --          450,000
   Accumulated deficit                              (1,632,813)      (2,736,521)
                                                   -----------      -----------

        Total Stockholders' Equity (Deficit)           406,090          102,382
                                                   -----------      -----------
        Total Liabilities and Stockholders'
          Equity                                   $   995,608      $ 1,076,112
                                                   ===========      ===========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                        Date of
                                                       Inception               (Unaudited)
                                                     (June 9,1998)          Three Months Ended
                                      Year Ended        Through         -----------------------------
                                     September 30,    September 30,     December 31,     December 31,
                                          1999            1998             1999             1998
                                      -----------      -----------      -----------      -----------
Revenues                              $    29,026      $        --      $     1,123      $     5,805

Cost of Revenues                          (20,219)              --           (4,899)          (3,174)
                                      -----------      -----------      -----------      -----------
Gross Profit (Loss)                         8,807               --           (3,776)           2,631

General and Administrative
 Expenses                              (1,316,860)        (287,287)        (728,470)          (7,247)

Other income                                  260               --               --               --

Interest expense                           (3,173)              --               --               --
                                      -----------      -----------      -----------      -----------
Loss from Continuing Operations
 before Income Taxes                   (1,310,966)        (287,287)        (732,246)          (4,616)

Income Taxes                                   --               --               --               --
                                      -----------      -----------      -----------      -----------
Loss from Continuing Operations        (1,310,966)        (287,287)        (732,246)          (4,616)

Loss from Discontinued Operations         (34,560)              --         (371,462)              --
                                      -----------      -----------      -----------      -----------
Net Loss                              $(1,345,526)     $  (287,287)     $(1,103,708)     $    (4,616)
                                      ===========      ===========      ===========      ===========
Basic Loss Per Share:
  Loss from continuing operations     $      (.20)     $      (.10)     $      (.11)     $        --
  Loss from discontinued operations          (.01)              --             (.06)              --
                                      -----------      -----------      -----------      -----------

Net Loss                              $      (.21)     $      (.10)     $      (.17)     $        --
                                      ===========      ===========      ===========      ===========
Weighted Average Number of Shares
  Outstanding                           6,404,953        2,751,228        6,404,953        2,751,228
                                      ===========      ===========      ===========      ===========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
              (JUNE 9, 1998) THROUGH DECEMBER 31, 1999 (UNAUDITED)


                                                                                                               Total
                                                                     Additional                                Stock-
                                                  Common Stock        Paid-in                 Accumulated     holders'
                                              Shares      Amount      Capital     Warrants     Deficit         Equity
                                              ------      ------      -------     --------     -------         ------
Balance, June 9, 1998                               --   $     --   $       --   $      --   $        --    $        --

Issuance of common stock for inventory,
  cash and consulting services               2,085,000      2,085      382,525          --            --        384,610
Merger with Signature Editions               1,250,000      1,250          875          --            --          2,125
Issuance of common stock for consulting
  services                                     100,000        100        8,900          --            --          9,000
Net loss, period ended September 30, 1998           --         --           --          --      (287,287)      (287,287)
                                            ----------   --------   ----------   ---------   -----------    -----------
Balance, September 30, 1998                  3,435,000      3,435      392,300          --      (287,287)       108,448

Purchase of Interarts, Inc.                  1,926,000      1,926      171,414          --            --        173,340
Sale of common stock (Note 7)                3,571,524      3,571      889,310          --            --        892,881
Issuance of common stock for services          135,700        136      351,811          --            --        351,947
Purchase of Cimarron Studio, Inc.              900,000        900      224,100          --            --        225,000
Net loss, year ended September 30, 1999             --         --           --          --    (1,345,526)    (1,345,526)
                                            ----------   --------   ----------   ---------   -----------    -----------
Balance, September 30, 1999                  9,968,224      9,968    2,028,935          --    (1,632,813)       406,090

Return of common stock (Note 7)             (2,345,000)    (2,345)       2,345          --            --             --
Issuance of common stock (Note 7)            1,000,000      1,000      349,000          --            --        350,000
Sale of 600,000 common stock
  warrants (Note 7)                                 --         --           --     450,000            --        450,000
Loss for the three months ended
  December 31, 1999 (unaudited)                     --         --           --          --    (1,103,708)    (1,103,708)
                                            ----------   --------   ----------   ---------   -----------    -----------
                                             8,623,224   $  8,623   $2,380,280   $ 450,000   $(2,736,521)   $   102,382
                                            ==========   ========   ==========   =========   ===========    ===========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                   Date of
                                                                  Inception            (Unaudited)
                                                                (June 9,1998)        Three Months Ended
                                                 Year Ended        Through      -----------------------------
                                                September 30,    September 30,  December 31,     December 31,
                                                     1999            1998          1999             1998
                                                 -----------      -----------   -----------      -----------
Cash flows from operating activities:
  Net loss                                      $(1,345,526)    $  (287,287)    $(1,103,708)    $    (4,616)

Adjustments to reconcile net loss
 to net cash provided (used) by
 operating activities:

 Depreciation and amortization                        1,220              --          27,778              --
 Impairment of long-term asset                           --              --         276,745              --
 Common stock issued for
  inventory and services                            351,947         351,610         350,000              --
 Net assets acquired in acquisitions                 (3,946)             --              --              --
 Net assets of discontinued operations              (50,033)             --           4,519              --

Changes in operating assets and liabilities:
 Accounts receivable
  - trade                                           (21,666)             --          19,850              --
  - related entities                                  8,544          (8,544)             --           6,811
 Prepaid expenses and other assets                 (143,900)            125          50,000              --
 Inventory                                          (83,804)       (118,935)           (603)         (1,782)
 Deferred offering costs                                 --              --        (176,620)             --
 Accounts payable                                   243,504              --         228,899              --
 Accrued payroll                                    149,899              --          44,879              --
 Other liabilities                                   53,466              --         110,434              --
                                                -----------     -----------     -----------     -----------
Net cash provided (used) by
 operating activities                              (840,295)        (63,031)       (167,827)            413
                                                -----------     -----------     -----------     -----------


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                               Date of
                                                              Inception            (Unaudited)
                                                            (June 9,1998)        Three Months Ended
                                             Year Ended        Through      -----------------------------
                                            September 30,    September 30,  December 31,     December 31,
                                                 1999            1998          1999             1998
                                             -----------      -----------   -----------      -----------
Cash flows from investing activities:
 Purchase of equipment                         (26,520)             (969)           --               --
 Deposit                                            --                --      (318,100)              --
                                             ---------         ---------     ---------        ---------
Net cash used by investing activities          (26,520)             (969)     (318,100)              --
                                             ---------         ---------     ---------        ---------

Cash flows from financing activities:
Issuance of common stock and warrants          892,881            42,000       450,000               --
Proceeds from debt
  - related parties                             35,000            20,000            --               --
Repayment of debt
  - related parties                            (25,000)               --            --               --
                                             ---------         ---------     ---------        ---------
Net cash provided by financing
  activities                                   902,881            62,000       450,000               --
                                             ---------         ---------     ---------        ---------
Net increase (decrease) in cash
 and cash equivalents                           36,066            (2,000)      (35,927)             413

Cash and cash equivalents, beginning
 of period                                          --             2,000        36,066               --
                                             ---------         ---------     ---------        ---------
Cash and cash equivalents, end of period     $  36,066         $      --     $     139        $     413
                                             =========         =========     =========        =========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)



                                                               Date of
                                                              Inception            (Unaudited)
                                                            (June 9,1998)        Three Months Ended
                                             Year Ended        Through      -----------------------------
                                            September 30,    September 30,  December 31,     December 31,
                                                 1999            1998          1999             1998
                                             -----------      -----------   -----------      -----------
Supplemental Information

Cash paid for:
  Interest                                    $  2,053         $     --      $     --          $    --
  Income taxes                                      --               --            --               --

Non-cash Investing and Financing:
  Issuance of 2,085,000 shares of common
   stock in exchange for inventory
   valued at $92,610 and consulting
   services valued at $250,000                      --          342,610            --               --

  Issuance of 100,000 shares of common
   stock for consulting services                    --            9,000            --               --

  Issuance of 135,700 shares of common
   stock for services                          351,947               --            --               --

  Assets acquired through capital
   lease obligation                            112,649               --            --               --

  Excess of purchase price of
   subsidiaries over fair value
   of net asset acquired                       458,318               --            --               --

  Issuance of 1,000,000 shares of
   common stock for services                        --               --       350,000               --


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies, Nature of Operations and Use of
     Estimates:

     Operations:

     Deerbrook Publishing Group, Inc. (the Company), formerly known as Artup.com Network, Inc. and Biovid Corporation, was incorporated under the laws of the State of Colorado on March 31, 1997.

     The general business purpose of the Company is to publish and distribute fine art. The Company publishes and distributes original artwork in the form of oil paintings, original lithographs, serigraphs and posters. The distribution network consists of retail galleries, interior designers, print sales representatives and the national trade show circuit. The Company also maintains a Web site where it markets fine art worldwide.

     Name Change:

     On October 26 1998, the Company amended its Articles of Incorporation, changing its name to Deerbrook Publishing Group, Inc. Subsequent thereto, on September 10, 1999, the Company amended its Articles of Incorporation, changing its name to Artup.com Network, Inc. In December 1999 the Company effected a name change and a change of domicile by merging with a Nevada corporation named Deerbrook Publishing Group, Inc. The effect of this transaction has been reflected in the financial statements as of September 30, 1999.

     Acquisition of Subsidiaries:

     Effective August 5, 1998, the Company acquired one hundred percent (100%) of the outstanding common stock of Signature Editions, Inc. (a Nevada Corporation) in exchange for one share of the common stock of the Company for every two common shares held by the stockholders of Signature Editions, Inc. Giving effect to the issuance of the shares, the Signature Editions, Inc. stockholders obtained approximately 65% of the outstanding shares of Deerbrook Publishing Group, Inc. common stock. The transaction was accounted for as a recapitalization of Signature Editions, Inc. and a purchase of Deerbrook Publishing Group, Inc. by Signature Editions, Inc. as Signature Editions, Inc.'s stockholders are the controlling stockholders of the company. The accompanying financial statements of Deerbrook Publishing Group, Inc. include the accounts of Signature Editions, Inc. for all periods presented, and the accounts of Deerbrook Publishing Group, Inc. from the effective date of the merger.

     Effective January 28, 1999, the Company acquired 100% of the outstanding common stock of Interarts Incorporated (a Nevada corporation) in exchange for one share of the common stock of the Company for each one common share held by the stockholders of Interarts Incorporated. The business combination was accounted under the purchase method of accounting.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.   Summary of Significant Accounting Policies, Nature of Operations and Use of
     Estimates: (Continued)

     Acquisition of Subsidiaries: (Continued)

     Effective September 6, 1999, the Company acquired 100% of the outstanding common stock of Cimarron Studio, Inc. (a Nevada corporation) in exchange for one share of the common stock of the Company for each one common share held by the stockholders of Cimarron Studio, Inc. The business combination was accounted for under the purchase method of accounting.

     Discontinued Operations:

     During December 1999, the Company closed its printing and publishing operations in Phoenix, Arizona. In conjunction with this closure, the Company's wholly-owned subsidiary, Cimarron Studio, Inc. (a Nevada corporation) ceased operations.

     Cimarron Studio, Inc.'s operating losses for the year ended September 30, 1999 and the three month period ending December 31, 1999 were $34,560 and $371,462 (unaudited), respectively. The loss for the three month period ended December 31, 1999 includes an impairment of goodwill in the amount of $276,745.

     Principles of Consolidation:

     The consolidated balance sheet at September 30, 1999 includes the accounts of the Company and its wholly-owned subsidiaries, Signature Editions, Inc., and Interarts Incorporated. The accounts of Cimarron Studio, Inc., a wholly-owned subsidiary are reflected as net assets of discontinued operations due to the closure of the printing and publishing operations in December 1999.

     The consolidated balance sheet at September 30, 1998 includes the accounts of the Company and its wholly-owned subsidiary, Signature Editions, Inc.

     The consolidated statements of operations and cash flows for the year ended September 30, 1999 include the accounts of the Company and Signature
     Editions, Inc. for the entire period and the accounts of Interarts Incorporated from the date of acquisition (January 28, 1999) through September 30, 1999. The accounts of Cimarron Studio, Inc. from the date of acquisition (September 6, 1999) through September 30, 1999 have been reflected as discontinued operations due to the closure of the printing and publishing operations during December 1999.

     The consolidated statements of operations and cash flows for the period from the date of inception (June 9, 1998) through September 30, 1998, include the accounts of Signature Editions, Inc. for the entire period and the accounts of Deerbrook Publishing Group, Inc. from the date of acquisition (August 5, 1998) through September 30, 1998.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.   Summary of Significant Accounting Policies, Nature of Operations and Use of
     Estimates: (Continued)

     Principles of Consolidation: (Continued)


     Intercompany   transactions   and   balances   have  been   eliminated   in
     consolidation.


     Use of Estimates:

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

     Revenue Recognition:

     The Company recognizes revenues from sales at the time of shipment.

     Cash and Cash Equivalents:

     The Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash and cash equivalents.

     Accounts Receivable:

     The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense as a percentage of accounts receivable based on a review of the individual accounts outstanding, and the Company's prior history of uncollectible accounts receivable. At September 30, 1999 and December 31, 1999 (unaudited) no allowance has been provided for uncollectible accounts receivable as, in the opinion of management, all accounts receivable outstanding are considered fully collectible.

     Inventory:

     Inventory, consisting primarily of finished artwork, is stated at the lower of cost or market. The Company periodically reviews its inventory and makes provisions for damaged or obsolete inventory, if necessary. No provision for damaged or obsolete inventory has been included in the accompanying financial statements.

     Property and Equipment:

     Property and equipment are stated at cost, less accumulated depreciation, and are depreciated over their estimated useful lives, as follows:

     Computer and office equipment                                    5 years
     Furniture                                                        5 years

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.   Summary of Significant Accounting Policies, Nature of Operations and Use of
     Estimates: (Continued)

     Property and Equipment: (Continued)


     Depreciation is computed under the straight-line method for financial statement purposes and under accelerated methods for income tax purposes. Repairs and maintenance expenses are charged to operations as incurred. Betterments or renewals are capitalized as incurred.


     The Company is the lessee of computer equipment under a capital lease agreement expiring in October 2004. The assets and liabilities under the capital lease agreement are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over their estimated useful lives. Depreciation of the assets under the capital lease agreement is included in depreciation expense, as noted above.

     Advertising Expense:

     The Company recognizes advertising expense in accordance with Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs." As such, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized based on the terms of the individual agreements, but generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, or a straight-line basis over the term of the contract. Advertising expense totaled approximately $62,000 for the year ended September 30, 1999 and $0 for the period from the date of inception (June 9, 1998) through September 30, 1998. Advertising expense totaled approximately $81,000 (unaudited) and $0 (unaudited) for the three month periods ended December 31, 1999 and December 31, 1998, respectively.

     Product Development Costs:

     Product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Product development costs are expensed as incurred.

     Goodwill:

     Goodwill represents the excess of the purchase price over the fair value of Interarts Incorporated's and Cimarron Studio, Inc.'s net assets acquired. Goodwill is being amortized ratably over 2 years. The carrying value of goodwill will be reviewed periodically by the Company and impairments, if any, will be recognized when expected future operating cash flows derived from goodwill are less than its carrying value. For the three months ended December 31, 1999, amortization expense was $22,700 (unaudited).

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.   Summary of Significant Accounting Policies, Nature of Operations and Use of
     Estimates: (Continued)

     Goodwill: (Continued)


     During the three month period ended December 31, 1999 the Company recorded an impairment of the goodwill in the amount of $276,745 (unaudited) due to Cimarron Studio, Inc. ceasing operations and the closure of the printing and publishing operations.


     Net Loss Per Share:


     The computation of basic loss per share is based on the weighted average number of common shares outstanding during the period. Diluted loss per share amounts have not been presented as they are anti-dilutive.


     Income Taxes:

     The Company accounts for deferred income taxes on an accrual basis under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". (See Note 5).

     New Accounting Pronouncements:

     During the year ended September 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No.
     128). This pronouncement provides a different method of calculating earnings per share than was required by APB No. 15, Earnings per Share. The adoption of SFAS No. 128 did not have a material effect on the Company's financial position.

     During the year ended September 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" (SFAS No. 129). The pronouncement reinstates various securities disclosure requirements previously in effect under APB No. 15, Earnings per Share, which was superseded by SFAS No. 128. The adoption of SFAS No. 129 did not have a material effect on the Company's financial position or results of operations.

     Fair Value of Financial Instruments:

     Accounts receivable, accounts and loans payable, and accrued liabilities are substantially current or bear reasonable interest rates. As a result, the carrying values of these financial instruments approximate fair value.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.   Summary of Significant Accounting Policies, Nature of Operations and Use of
     Estimates: (Continued)


     Stock-Based Compensation:

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and the related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure- only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."


2.   Property and Equipment:


     Property and equipment consist of the following at September 30, 1999 and December 31, 1999 (unaudited):


                                                                    (Unaudited)
                                                 September 30,      December 31,
                                                    1999               1999
                                                    ----               ----

     Furniture and fixtures                      $    5,090         $    5,090
     Computer and office equipment                  115,048            115,048
                                                 ----------         ----------

                                                    120,138            120,138
     Less: accumulated depreciation                   1,220              6,298
                                                 ----------         ----------
     Net Book Value                              $  118,918         $  113,840
                                                 ==========         ==========

     Depreciation expense charged to operations was $1,220 for the year ended September 30, 1999 and was $0 for the period from the date of inception (June 9, 1998) through September 30, 1998. Depreciation expense charged to operation was $5,078 (unaudited) and $0 (unaudited) for the three month periods ended December 31, 1999 and 1998, respectively.

3.   Obligation Under Capital Lease:


     The Company leases computer equipment with an approximate value of $92,000, under a capital lease agreement expiring October 2004, at a rate of approximately $2,500 per month. The computer equipment is included in property and equipment and is being depreciated over the life of the lease.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   Obligation Under Capital Lease: (Continued)

     Future minimum lease payments due under the capital lease at December 31, 1999, are as follows:

                                                                     (Unaudited)
                      Year Ended                                       Amount

                         2000                                        $   29,664
                         2001                                            29,664
                         2002                                            29,664
                         2003                                            29,664
                         2004                                            29,664
                      Subsequent                                          2,456
                                                                     ----------
        Total minimum lease payments                                    150,776
        Less: amount representing interest                              (38,127)
                                                                     ----------
        Present value of net minimum lease payments                     112,649
        Less: current maturities of capital lease
                obligation                                              (21,755)
                                                                     ----------
                                                                     $   90,894
                                                                     ==========

4.   Commitments and Contingencies:

     Operating Lease:

     During the year ended September 30, 1999, the Company entered into a rental agreement for office equipment for a term of 60 months, expiring June 2004. The agreement provides for rental payments of $182 per month. Future minimum rental commitments on the above lease are as follows:

                   Year Ended                                       Amount
                   ----------                                       ------
                     2000                                          $  2,184
                     2001                                             2,184
                     2002                                             2,184
                     2003                                             2,184
                     2004                                             1,638
                                                                   --------
                                                                   $ 10,374
                                                                   ========

     Lease expense charged to operations for the year ended September 30, 1999 and the three month period ended December 31, 1999 was $364 and $546 (unaudited).

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   Commitments and Contingencies: (Continued)

     Advertising:

     During 1999, the Company entered into a one year marketing agreement with America Online, Inc. ("AOL"). Under the terms of the agreement, the Company will be provided with a specific number of advertising impressions. In consideration, the Company has committed to pay $145,620 over the one year term of the agreement. The Company is recognizing these fees as advertising expenses over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, or a straight-line basis over the term of the contract. At September 30, 1999 and December 31, 1999 (unaudited), the Company had paid $35,000 to AOL, which was recognized as prepaid advertising, as the impressions will not be displayed until subsequent to December 31, 1999.

     During 1999, the Company entered into two one year marketing agreements with Go2Net, Inc. ("Go2Net"). Under the terms of the agreements, the Company will be provided with a specific number of advertising impressions. In consideration, the Company has committed to pay $172,800 over the one year terms of the agreements. The Company is recognizing these fees as advertising expenses over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, or a straight-line basis over the terms of the contracts. At September 30, 1999 and December 31, 1999 (unaudited), the Company had paid $58,800 to Go2Net, which was recognized as prepaid advertising, as the impressions had not been displayed as of December 31, 1999.

     In July 1999 the Company entered into a one year marketing agreement with Lycos. Under the terms of the agreement the Company will be provided with a specific number of advertising impressions. In consideration, the Company has committed to pay approximately $39,000 over the one year term of the agreement. The Company is recognizing these fees as advertising expenses over the greater of the ratio of impressions delivered over the total number of contracted impressions, or a straight-line basis over the term of the contract. As of September 30, 1999 and December 31, 1999 (unaudited), no advertising expense had been recognized as the impressions will not be displayed until subsequent to December 31, 1999.

     In addition, the Company has entered into a contract with Integrated Information Systems, Inc. (IIS) to develop an interactive Web site to be used to sell the Company's fine art worldwide. As of September 30, 1999, the Company has incurred an aggregate of $425,893 in expenses pursuant to this contract. As of December 31, 1999 the Company has incurred an aggregate of $489,695 (unaudited) in expenses pursuant to this contract. The contract is cancellable at the discretion of the Company or IIS.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


4. Commitments and Contingencies: (Continued)

     Contingency:


     During the year ended September 30, 1999, the Company had entered ian employment agreement with an individual that provided for an employment term of three years and included warrants to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $.05 per share. As of September 30, 1999, the agreement has been terminated. Aof January 5, 2000, the Company has agreed to issue 350,000 shares of common stock in settlement of the warrants. As of September 30, 1999, the former employee had requested the exercise of the options, therefore, compensation expense of $122,500 has been recorded in relation to the grant of the warrants (Note 7).


5. Provision for Income Taxes:

     Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's consolidated tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

     At September 30, 1999 and December 31, 1999 (unaudited), deferred tax assets consist of the following:


                                                                    (Unaudited)
                                                  September 30,     December 31,
                                                      1999              1999
                                                  ----------        ----------
     Net operating loss carryforwards             $  400,000        $  672,000
     Less: valuation allowance                      (400,000)         (672,000)
                                                  ----------        ----------
                                                  $       --        $       --
                                                  ==========        ==========


     At September 30, 1999 and December 31, 1999 (unaudited), the Company had federal net operating loss carryforwards in the approximate amounts of $1,600,000 and $3,000,000 (unaudited), respectively, available to offset future taxable income through 2019. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.   Related Party Transactions:

     Notes Payable - Related Parties:

     As of September 30, 1999 and December 31, 1999 (unaudited), notes payable - related parties consist of 12% interest demand notes with balances of $30,000 and $30,000 (unaudited), respectively.

     Accounts Payable - Related Entity:

     At September 30, 1999 and December 31, 1999, the Company has an account payable of $38,818 and $37,818 (unaudited), due to a company owned by a stockholder, which is included in other liabilities on the balance sheet.

     Commitments:

     The Company occupies office space and production facilities in Phoenix, Arizona which is leased by a stockholder. The Company made monthly rental payments in the approximate amount of $6,200, plus taxes and common area maintenance charges on behalf of the lessee, totaling approximately $8,600 for the year ended September 30, 1999 and $18,600 (unaudited) for the three month period ended December 31, 1999.

     During the year ended September 30, 1999, the Company leased printing equipment from a stockholder. Lease expense for the printing equipment was $10,000 for the year ended September 30, 1999 and $0 (unaudited) for the three month period ended December 31, 1999.

     Subsequent to December 31, 1999 the aforementioned lease commitments were terminated.

7.   Equity:

     Stock:

     In December 1999 upon merging with Deerbrook Publishing Group, Inc (A Nevada Corporation) the Company had authorized 25,000,000 shares of common stock with a par value of $.001 in addition to 10,000,000 shares of preferred stock with a par value of $.001. Prior to the merger, the Company had authorized 50,000,000 shares of common stock with a par value of $.001 and no preferred stock authorized.

     On November 12, 1999, three (3) stockholders agreed to return an aggregate of 2,345,000 shares of common stock, of which 1,000,000 shares were issued to Mark Eaker, Chief Executive Officer, as part of Mr. Eaker's employment agreement. The company paid no consideration to the three stockholders for the return of the 2,345,000 shares of stock.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   Equity: (Continued)

     Private Offering:

     The Company issued 3,571,524 shares of common stock at $.25 per share through a private offering completed in April 1999. The proceeds in the amount of $892,881 were used primarily to fund the operations of the Company's internet division, which included $274,735 of the proceeds to contract the development of the Company's Web site.

     Warrants:

     During the year ended September 30, 1999, the Company entered into an employment agreement which provided for an aggregate of 1,000,000 warrants, exercisable at $.05 per share of which 500,000 were cancelled as of September 30, 1999 due to the termination of the aforementioned employment agreement. The individual has made a demand to exercise 500,000 warrants as of September 30, 1999. The Company has negotiated with the individual covered under the warrant agreement to issue 350,000 shares of common stock for the cancellation of the warrants (Note 4).

     In November 1999, the Company sold 600,000 warrants at a price of $0.75 per warrant, pursuant to Rule 505 of Regulation D under the Securities Act. The warrants are exercisable on a basis of one warrant for one share of common stock, with an exercise price of $.01 per share. The warrants provide that for each 100,000 warrants issued, the warrant holder will be entitled to receive an additional 50,000 warrants at no additional cost if the common stock is trading for less than $10.00 per share but more than $5.00 per share on October 26, 2000. The warrants also provide that for each 100,000 warrants issued, the warrant holder will be entitled to receive an additional 100,000 warrants at no additional cost if the common stock is trading for $5.00 or less per share on October 26, 2000.

     Stock Option Plan:

     In November 1999 the Company adopted a Stock Option Plan providing for the granting of both qualified incentive stock options and non-qualified stock options. The Company has reserved 2,000,000 shares of its common stock for issuance under the Plan. Granting of the options is at the discretion of the Board of Directors and may be awarded to employees, directors, and independent contractors. As of December 31, 1999, no options have been issued under the Plan.

8.   Concentrations:

     Major Customers:

     For the year ended September 30, 1999, the Company had two major customers. One customer represented approximately 20% of sales and the other customer represented approximately 17% of sales. At September 30, 1999, the amount due from the two customers included in accounts receivable was $20,000.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.   Year 2000 Issue: (Unaudited)

     As with other companies, the Company could be adversely affected if the computer systems it, its suppliers or its customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and telephone systems. At this time, because of complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

10.  Going Concern:


     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced significant losses and negative cash flows from operations for the year ended September 30, 1999, and for the three month period ended December 31, 1999, which have resulted in a deficiency in working capital of approximately $471,000 (unaudited) as of December 31, 1999, and an accumulated deficit of approximately $2,700,000 (unaudited) as of December 31, 1999.


     There can be no assurance that the Company will be able to continue as a going concern in view of its financial condition. The Company's continued existence will depend upon its ability to obtain sufficient additional capital in a timely manner to fund its operations and to further develop its long-term business plan. Any inability to obtain additional financing will have a material adverse effect on the Company, including possibly requiring the Company to significantly reduce or cease its operations.

     These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11.  Assets To Be Disposed Of:

     Assets of the Cimarron Subsidiary to be disposed of consisted of the following at September 30, 1999:

     Bank overdraft                                                $   (8,234)
     Accounts receivable - trade                                       21,666
     Inventory                                                         42,500
     Property and equipment, net                                        2,235
     Prepaid expenses                                                     100
                                                                   ----------

     Net assets to be disposed of                                  $   58,267
                                                                   ==========

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


11.  Assets To Be Disposed Of: (Continued)

     Assets are shown at their expected net realizable value, and have been separately classified in the accompanying balance sheet at September 30, 1999.

     Assets of the Cimarron Subsidiary to be disposed of consisted of the following at December 31, 1999:

            Cash                                            $  7,751
            Accounts receivable - trade, net                   1,017
            Prepaid expenses                                     100
            Inventory                                         42,645
            Property and equipment, net                        2,235
                                                            --------

            Net assets to be disposed of                    $ 53,748
                                                            ========

     Assets are shown at their expected net realizable value, and have been separately classified in the accompanying balance sheet at December 31, 1999.

12.  Subsequent Events:


     In November, 1999, the Company executed a Letter of Intent to purchase 80% of the outstanding common stock of Gregory Editions, Inc. The purchase price was to be $3,300,000 payable in cash and stock. The Company did not comply with the terms of the agreement and the seller rescinded the agreement, effective March 1, 2000. A non-refundable deposit in the amount of $225,000 had been paid to the seller, and has been reflected as a deposit as of December 31, 1999. In addition, based on the terms of the agreement, the Company issued 266,000 shares of restricted common stock during January, 2000. The non-refundable deposit of $225,000, and the 266,000 shares of common stock were to be paid by December 15, 1999 to Mark Eaker, owner of Gregory Editions. A deposit in the amount of $318,100 has been recorded as of December 31, 1999, which includes a liability of $93,100 for the issuance of the common stock. Mr. Eaker is also the Chief Executive Officer of Deerbrook Publishing Group, Inc.


     During January 2000, the Company issued 250,000 shares of common sto a director for services and 291,324 shares of common stock for pof debt in the amount of $291,324. In addition, the Company issued warrants to acquire 100,000 shares of common stock to an individual as compensation for services. The warrants have an exercise price of $1.25 per share and expire on January 1, 2005. These transactions have not been reflected in the financial statements as of December 31, 1999.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.  Subsequent Events: (Continued)

     During February 2000, the Company issued 60,000 shares of common stock valued at $15,000 for legal services. In addition, the Company issued options to acquire 200,000 shares of common stock to an individual fa purchase price of $1,000. The options have an exercise price of $.50 per share and expire on February 16, 2002. These transactions have not been reflected in the financial statements as of December 31, 1999.

     During March 2000, the Company sold 200,000 shares of common stock to an accredited investor for $100,000. This transaction has not been reflected in the financial statements as of December 31, 1999.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
      PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

The following represents unaudited pro forma condensed consolidated statements of operations for the year ended September 30, 1999 assuming the acquisition of Interarts Incorporated was consummated as of October 1, 1998, and the acquisition of Cimarron Studio, Inc. was consummated as of its date of inception, May 1, 1999.

                                  Deerbrook
                                 Publishing
                                    Group                         Cimarron                    Pro Forma
                                  Inc. and         Interarts       Studio,      Pro Forma    Consolidated
                                Subsidiaries     Incorporated(1)   Inc.(2)     Adjustments      Amounts
                                ------------     ---------------   -------     -----------      -------
Revenues                         $    57,692      $        --     $  32,334                   $    90,026

Cost of Revenues                     (49,303)              --       (19,250)                      (68,553)
                                 -----------      -----------     ---------                   -----------

Gross Profit                           8,389               --        13,084                        21,473
General and
  Administrative
  Expenses                         1,351,002               --       176,079     $ 15,000(4)     1,201,559
                                 -----------      -----------     ---------                   -----------

Operating Loss                    (1,342,613)              --      (162,995)                   (1,180,086)

Other Income (Expense)                (2,913)              --            --                        (2,913)
                                 -----------      -----------     ---------                   -----------
Net Loss before Income
  Taxes                           (1,345,526)              --      (162,995)                   (1,182,999)

Benefit (Provision) for
  Income Taxes                            --               --            --                            --
                                 -----------      -----------     ---------                   -----------

Net Loss                         $(1,345,526)     $        --     $(162,995)                  $(1,182,999)
                                 ===========      ===========     =========                   ===========

Basic loss per share             $      (.21)                                                 $      (.16)
                                 ===========                                                  ===========
Basic Weighted Average Number
  of Shares Outstanding (3)        6,404,953                                                    7,410,142
                                 ===========                                                  ===========

----------
(1) Represents activity for the period from October 1, 1998 through January 28, 1999, the date of acquisition.
(2) Represents activity for the period from the date of inception (May 1, 1999) through September 6, 1999, the date of acquisition.
(3) Restated to comply with FAS 128, and include stock issued/sold in the acquisitions.
(4)  Record amortization of goodwill.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
      PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                                   (Continued)

The following represents unaudited pro forma condensed consolidated statements of operations for the period from the date of inception (June 6, 1998) through September 30, 1998 assuming the acquisition of Interarts Incorporated was consummated as of its date of incorporation, June 22, 1998.

                                Deerbrook
                                Publishing
                                  Group                                             Pro Forma
                                 Inc. and          Interarts         Pro Forma     Consolidated
                               Subsidiaries     Incorporated (1)    Adjustments      Amounts
                               ------------     ----------------    -----------      -------
Revenues                        $        --       $        --                       $      --

Cost of Revenues                         --                --                              --
                                -----------       -----------                       ---------

Gross Profit                             --                --                              --

General and Administrative
  Expenses                          287,287           489,733       $   2,300(3)      779,320
                                -----------       -----------                       ---------

Operating Loss                     (287,287)         (489,733)                       (779,320)

Other Income (Expense)                   --                --                              --
                                -----------       -----------                       ---------

Net Loss before Income Taxes       (287,287)         (489,733)                       (779,320)

Benefit (Provision) for
  Income Taxes                           --                --                              --
                                -----------       -----------                       ---------

Net Loss                        $  (287,287)      $  (489,733)                      $(779,320)
                                ===========       ===========                       =========

Basic Loss per Share            $      (.10)                                        $    (.17)
                                ===========                                         =========
Weighted Average Number
  of Shares Outstanding
  (2) - Basic                     2,751,228                                         4,457,596
                                ===========                                         =========

----------
(1) Represents activity for the period from the date of incorporation (June 22, 1998) through September 30, 1998.

(2) Restated to comply with FAS 128, and include stock issued/sold in the acquisitions.

(3)  Record amortization of goodwill.

                          INDEPENDENT AUDITORS' REPORT

To The Stockholders and Board of Directors
Interarts Incorporated
(A Development Stage Company)

We have audited the accompanying statements of operations, stockholders' equity and cash flows of Interarts Incorporated (A Development Stage Company) for the period October 1, 1998 through January 28, 1999 and for the period from the date of inception (June 22, 1998) through September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the results of operations, changes in stockholders' equity, and cash flows of Interarts Incorporated (A Development Stage Company) for the period October 1, 1998 through January 28, 1999 and for the period from the date of inception (June 22, 1998) through September 30, 1998, in conformity with generally accepted accounting principles.

/s/ Semple & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
November 10, 1999

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
           For the Period October 1, 1998 Through January 28, 1999 and
                    for the Period From the Date of Inception
                   (June 22, 1998) Through September 30, 1998

                                                        1999           1998
                                                      ---------     -----------
Revenues                                              $      --     $        --

Cost Revenues                                                --              --
                                                      ---------     -----------

Gross Profit                                                 --              --

General and Administrative Expenses                          --        (489,733)
                                                      ---------     -----------

Net Loss                                              $      --     $  (489,733)
                                                      =========     ===========

Basic Loss Per Share                                  $      --     $      (.25)
                                                      =========     ===========

Weighted Average Number of Shares Outstanding         1,926,000       1,926,000
                                                      =========     ===========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    For the Period From the Date of Inception
                    (June 22, 1998) Through January 28, 1999

                                                                                     Total
                                    Common Stock       Additional                    Stock-
                                -------------------      Paid-in    Accumulated     holders'
                                Shares       Amount      Capital      Deficit        Equity
                                ------       ------      -------      -------        ------
Balance, June 22, 1998                --     $   --     $     --     $      --      $      --

Issuance of common stock
  for inventory, cash and
  consulting services          1,926,000      1,926      479,574            --        481,500

Net loss, period ended
  September 30, 1998                  --         --           --      (489,733)      (489,733)
                               ---------     ------     --------     ---------      ---------
Balance, September 30, 1998    1,926,000      1,926      479,574      (489,733)        (8,233)

Net loss, period ended
  January 28, 1999                    --         --           --            --             --
                               ---------     ------     --------     ---------      ---------
Balance, January 28, 1999      1,926,000     $1,926     $479,574     $(489,733)     $  (8,233)
                               =========     ======     ========     =========      =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
           For the Period October 1, 1998 Through January 28, 1999 and
                    for the Period From the Date of Inception
                   (June 22, 1998) Through September 30, 1998

                                                            1999         1998
                                                          -------     ---------
Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:
    Net Loss                                              $    --     $(489,733)

Adjustments to reconcile net loss to net
  cash used by operating activities:
    Common stock issued for services                           --       432,500

Changes in Assets and Liabilities:
   Inventory                                                   --       (32,240)
   Due to related entities                                     --        40,784
                                                          -------     ---------
      Net cash used by operating activities                    --       (48,689)
                                                          -------     ---------
Cash flows from financing activities:
    Proceeds from issuance of common stock                     --        49,000
                                                          -------     ---------
      Net cash provided by financing activities                --        49,000
                                                          -------     ---------
Net increase in cash and cash equivalents                      --           311

Cash and cash equivalents, beginning of period                 --            --
                                                          -------     ---------
Cash and cash equivalents, end of period                  $    --     $     311
                                                          =======     =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                   (CONTINUED) FOR THE PERIOD OCTOBER 1, 1998
                          THROUGH JANUARY 28, 1999 AND
                    For the Period From the Date of Inception
                   (June 22, 1998) Through September 30, 1998


                                                      1999           1998
                                                      ----           ----
Supplemental Information

Non-cash Investing and Financing:
  Issuance of 1,730,000 shares of
    common stock in exchange for
    consulting services                            $    --        $  432,500

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies, Nature of Operations and Use of
     Estimates:

     Operations:

     Interarts Incorporated is a corporation which was duly formed and organized under the laws of the State of Nevada on June 22, 1998. The Company's principal business purpose is to promote and develop a fine art printing business on an international basis.

     The Company is in the development stage and as of January 28, 1999, sold 100% of its common stock to Deerbrook Publishing Group, Inc.

     Use of Estimates:

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

     Net Loss Per Share:

     The computation of basic net loss per share is based on the weighted average number of common shares outstanding during the period. Diluted loss per share amounts have not been presented as they are anti-dilutive.

     Year 2000 Issue:

     As with other companies, Interarts Incorporated could be adversely affected if the computer systems we, our suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

                          INDEPENDENT AUDITORS' REPORT

To The Stockholders and Board of Directors
Cimarron Studio, Inc.

We have audited the accompanying statements of operations, stockholders' equity and cash flows of Cimarron Studio, Inc. for the period from the date of inception (May 1, 1999) through September 6, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the results of operations, changes in stockholders' equity, and cash flows of Cimarron Studio, Inc. for the period from the date of inception (May 1,
1999) through September 6, 1999, in conformity with generally accepted accounting principles.

/s/ Semple & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
November 10, 1999

                              CIMARRON STUDIO, INC.
                             STATEMENT OF OPERATIONS
                    For the Period From the Date of Inception
                     (May 1, 1999) Through September 6, 1999

Revenues                                                              $  32,334

Cost of Revenues                                                         19,250
                                                                      ---------

Gross Profit                                                             13,084

General and Administrative Expenses                                     176,079
                                                                      ---------

Net Loss                                                              $(162,995)
                                                                      =========

Basic (Loss) Per Share                                                $    (.18)
                                                                      =========

Weighted Average Number of Shares Outstanding                           900,000
                                                                      =========


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              CIMARRON STUDIO, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    For the Period From the Date of Inception
                     (May 1, 1999) Through September 6, 1999

                                                                                      Total
                                   Common Stock       Additional                      Stock-
                                ------------------     Paid-in      Accumulated      holders'
                                Shares      Amount     Capital        Deficit         Equity
                                -------      ----      --------      ---------       ---------
Balance, May 1, 1999                 --      $ --      $     --      $      --       $      --

Issuance of common stock
  for inventory, cash and
  consulting services           900,000       900       110,350             --         111,250

Net loss, period ended
  September 6, 1999                  --        --            --       (162,995)       (162,995)
                                -------      ----      --------      ---------       ---------

Balance, September 6, 1999      900,000      $900      $110,350      $(162,995)      $ (51,745)
                                =======      ====      ========      =========       =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              CIMARRON STUDIO, INC.
                             STATEMENT OF CASH FLOWS
                    For the Period From the Date of Inception
                     (May 1, 1999) Through September 6, 1999

Cash flows from operating activities:

Net Loss                                                              $(162,995)

Adjustments to Reconcile Net Loss to Net Cash Used
  by Operating Activities:
   Common stock issued for services and inventory                        91,250

Changes in Assets and Liabilities:
   Inventory                                                            (42,500)
   Due to related entities                                               96,166
                                                                      ---------
      Net cash used by operating activities                             (18,079)
                                                                      ---------
Cash flows from investing activities:
    Purchase of property and equipment                                   (2,235)
                                                                      ---------
      Net cash used by investing activities                              (2,235)
                                                                      ---------
Cash flows from financing activities:
    Proceeds from issuance of common stock                               20,000
                                                                      ---------

      Net cash provided by financing activities                          20,000
                                                                      ---------
Net decrease in cash and cash equivalents                                  (314)

Cash and cash equivalents, beginning of period                               --
                                                                      ---------

Cash and cash equivalents, end of period                              $    (314)
                                                                      =========

Supplemental Information

Non-Cash Investing and Financing:
   Issuance of 820,000 shares of
     common stock in exchange for
     inventory valued and consulting
     services                                                         $  91,250

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              CIMARRON STUDIO, INC.
                          NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF
     ESTIMATES:

     Operations:

     Cimarron Studio, Inc. is a corporation which was duly formed and organized under the laws of the State of Nevada on May 1, 1999. The Company's principal business purpose is to promote and develop a fine art printing business on an international basis. On September 6, 1999, the Company was acquired by Deerbrook Publishing Group, Inc.

     Use of Estimates:

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

     Net Loss Per Share:

     The computation of basic net loss per share is based on the weighted average number of common shares outstanding during the period. Diluted loss per share amounts have not been presented as they are anti-dilutive.

2.   RELATED PARTY TRANSACTIONS:

     Commitments:

     The Company occupies office space and production facilities in Phoenix, Arizona which is leased by a stockholder. During the period ended September 6, 1999, the Company made monthly rental payments in the approximate amount of $6,200 plus taxes and common area maintenance charges on behalf of the lessee, totaling approximately $24,800 for the period.

     During the period ended September 6, 1999, the Company leased printing equipment from a stockholder. Rent expense for the printing equipment was $40,000 for the period ended September 6, 1999.

     Year 2000 Issue:

     As with other companies, Cimarron Studio, Inc. could be adversely affected if the computer systems we, our suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.